SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

2Q24 Highlights

- **Adjusted EBITDA** of R$ 1.3 billion in 2Q24 (+5.7% vs 2Q23) and R$2.6 billion in 1H24 (-0.8% vs 1H23)
- **Net Income**[1] of R$ 473.6 million in 2Q24 (+53.9% vs 2Q23) and R$1,007 million in 1H24 (+6.8% vs 1H23)
- **Leverage** of 1.9x EBITDA
- **Operating Cash Generation** of R$ 1.6 billion in 2Q24 (+13.5% vs 2Q23)

- Copel Distribuição **Regulatory Efficiency** of 41.6% adjusted LTM
- **Divestment in UEGA** – Closing of the transaction on July 1st
- **Divestment in Compagas** – signing of the CCVBC
- **Rating AAA:** reaffirmation of the credit rating by Fitch

[1] Considers discontinued operations

Financial indicators

R$ million

Highlight of Indicators	2Q24	2Q23	Δ%	1H24	1H23	Δ%
EBITDA (R$ million)	1,304.4	1,213.9	7.4	2,704.1	2,736.9	(1.2)
Adjusted EBITDA	1,280.3	1,211.8	5.7	2,610.0	2,630.5	(0.8)
Net Income (R$ million)	473.6	307.7	53.9	1,007.1	943.2	6.8
Earnings per share (R$) [1]	0.16	0.10	53.9	0.3	0.32	6.8
Return on Shareholders' Equity [2]	2.0%	1.5%	34.4	0.0	4.5%	(6.7)
EBITDA Margin	23.8%	23.8%	0.0	0.2	26.4%	(6.0)
Adjusted EBITDA margin	23.4%	23.8%	(1.7)	0.2	25.4%	(5.6)
Operating Margin	12.0%	12.1%	(0.9)	0.1	14.3%	(8.4)
Book Value per Share (R$)	8.39	7.38	13.7	8.4	7.38	13.7
Net debt/ Shareholders' Net Equity	35.5%	52.2%	(32.0)	0.4	52.2%	(32.0)
Current Liquidity	1.6	1.5	6.8	1.6	1.5	6.8
Leverage	1.9	2.5	(24.0)	1.9	2.5	-

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Equity for the year.
Values subject to rounding adjustments.

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RESULTS | 2Q24

List of contents

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operating Costs and Expenses	3
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Result	5
1.6 Consolidated Net Income	5
1.7 Debt	6
2. Investments	7
3. Copel Geração e Transmissão	9
3.1.1 IFRS Effect on the Transmission Segment	10
3.2 Operacional Performance	10
3.2.1 Generation	11
3.2.2 Hydro and Wind Generation	11
3.2.3 Thermal Generation	12
3.3 Transmission	12
3.3.1 RBSE Reprofiling	12
4. Copel Distribuição	13
4.1 Financial Performance	13
4.1.1 Regulatory Efficiency	14

4.2 Operacional Performance	15
4.2.1 Grid Market (TUSD)	15
4.2.2 Captive Market	15
4.2.3 Operational Data	15
5. Copel Comercialização	17
5.1 Financial Performance	17
5.2 Operacional Performance	18
6. Performance ESG	19
6.1 Copel pioneers in ESG in the sector	19
6.2 Recent Highlights	20
6.3 Indicators	20
6.4 Ratings, Rankings, and Indexes	21
7. Other highlights	22
Exhibit	29

RESULTS | 2Q24	1

1. Consolidated Results

The following analyses refer to the second quarter of 2024 and the accumulated half-year, compared to the same period in 2023.

1.1 EBITDA

Copel's adjusted EBITDA[1] was R$1,280.3 million in 2Q24, 5.7% higher than the R$1,211.8 million in 2Q23, mainly reflecting the 31.6% growth in Copel Distribuição's EBITDA.

Thus, the main factors explaining the result in the quarter are: (i) the 6.2% growth in the billed grid market, as a result of higher average temperatures in the period; (ii) the tariff adjustment in June 2023, with an average effect of 6.32% on Tariffs for the Use of the Distribution System (TUSD); and (iii) the control of manageable costs, which varied by only 0.5% vs. 2Q23, compared to inflation of 3.7% in the same period.

These events were partially offset by (i) the reduction in the average energy price of Copel GeT's portfolio (R$175.71 compared to R$187.13 in 2Q23, a variation of -6.1%); and (ii) the lower performance of wind farm complexes due to generation deviation due to the effect of wind volume below certification and unavailability of the generating park resulting from maintenance, causing revenue frustration of R$ 27.1 million (-192% y/y).

[1] Excluding non-recurring items, new replacement value (NRV) due to the adjustment to present value of the compensable asset of Copel Distribuição, and effects of IFRS on assets of transmission contracts.

Adjusted Consolidated EBITDA

Note. Considers discontinued operations

The non-recurring items that were neutralized for the calculation of adjusted EBITDA are shown in the following table:

Considering the accumulated result for the semester, adjusted EBITDA reached R$2,610.0 million, 0.8% lower than the R$2,630.5 million recorded in 1H23, justified mainly by (i) lower performance of Copel GeT, due to the lower average energy price and the increase in generation deviation from wind farm complexes; and (ii) reduction in Copel Comercialização's energy marketing margins in the half-year comparison due to the 19.5% lower average energy price; partially offset by the good operational performance of Copel Dis.

RESULTS | 2Q24	2

In the context of transmission assets, item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating revenue totaled R$5,479.3 million in 2Q24, up 7.4% from R$5,100.2 million in 2Q23. This result is mainly a reflection of:

(i)	the R$318.7 million (+23.6%) increase in revenue from Use of the main distribution and transmission grid, mainly due to the 6.2% growth in Copel Distribuição's billed grid market and the June 2023 tariff adjustment of Copel Distribuição, with an average effect of 6.32% on tariffs for the use of the distribution system (TUSD);
(ii)	the increase of R$253.9 million (+13.9%) in revenue from electricity sales to final customers, mainly due to the 5.3% growth in the billed captive market and the tariff adjustment applied to the distributor's Energy Tariff (TE) component in June 2023, with an average effect of 17.4%; and
(iii)	(iii) the increase of R$73.2 million (+12.2%) in construction revenue, due to the increase in the volume of works related to Copel Distribuição's “Transformation” program (see item 2), which includes investments aimed at improving and modernizing infrastructure and improving customer service.

These increases were partially offset by (i) the reduction of R$162.3 million in the result of sectorial financial assets and liabilities (CVA), due to lower energy costs and other financial components of Copel Distribuição; and (ii) the decrease of R$120.8 million in revenue from electricity sales to distributors, basically a consequence of the lower average price in the sale of energy (R$175.71 compared to R$187.13 in 2Q23) at Copel GeT.

In the first half of the year, net operating revenue totaled R$10,896.3 million, an increase of 5.1% compared to the R$10,367.8 million recorded in the same period of 2023, with highlights for the following variations: (i) an increase of R$627.8 million (+22.1%) in revenue from “Use of the main distribution and transmission grid”; (ii) an increase of R$555.2 million (+14.9%) in “electricity sales to final customers”; (iii) an increase of R$118.5 million (+10.5%) in construction revenue; (iv) a decrease of R$461.0 million (-76.0%) in the item “result of sectorial financial assets and liabilities”; and (v) a decrease of R$273.3 million (-15.7%) in revenue from “electricity sales to distributors”.

1.3 Operating Costs and Expenses

In 2Q24, operating costs and expenses totaled R$4,611.6 million, an increase of 7.1% compared to the R$4,307.1 million recorded in 2Q23, mainly due to:

(i)	the growth of R$135.3 million in electricity purchased for resale (+7.2%) basically due to the increase of 52.8% (+R$132.0 million) in energy from the distributed generation system; and
(ii)	the increase of R$83.1 million (+12.3%) in charge of the main distribution and transmission grid, justified mainly by the increase in energy consumption in the period.

RESULTS | 2Q24	3

Within the scope of manageable costs, the PMSO, excluding provisions and reversals, remained practically stable compared to last year, with growth of 0.5%. Third-party service costs increased by R$23.7 million (+10.3%), primarily due to higher maintenance costs at the distributor; partially offset by a R$17.3 million (-13.7%) reduction in other operating costs and expenses, primarily due to (a) lower losses related to the deactivation and sale of assets and (b) lower insurance expenses in the amount of R$4.1 million. Personnel and management costs decreased by R$5.0 million (-1.7%) due to the reduction of 258 employees in the workforce.

Neutralizing the effects of provisions related to the performance bonus (PPD), profit sharing (PLR) and voluntary dismissal program (PDV), there was a reduction of 0.7% in the quarterly comparison. Considering the accumulated inflation of 3.7% measured by the National Consumer Price Index (INPC), there was a decrease in real terms of 4.2%.

Evolution of the establishment plan

Breakdown of Costs and Expenses

In the first six months, total operating costs and expenses reached R$9,075.1 million, 6.9% higher than the R$8,487.2 million recorded in the same period in 2023. The main variations were: (i) an increase of R$287.8 million in electricity purchased for resale, mainly due to the 62.3% increase (+R$310.7 million) in financial compensation for electricity from distributed generation systems; (ii) the increase of R$154.7 million in charge of the main distribution and transmission grid due to the increase in energy consumption; and (iii) due to the higher amount of provisions, of R$96.0 million, mainly due to the increase in estimated losses for doubtful debts (PECLD) in the distributor, given the result of the recovery of invoices due to the end of the collection restrictions imposed on the distributor due to the COVID-19 pandemic in 1H23. These events were partially offset, especially, by reductions of R$123.9 million in personnel and management, due to the non-recurring effect of the compensation paid in January 2023 in the amount of R$138.2 million referring to the additional third of vacation bonus, after a collective agreement signed with employees.

RESULTS | 2Q24	4

1.4 Equity in Earnings of Subsidiaries

The equity income of Copel's jointly controlled ventures and other affiliates in 2Q24 increased by 10.7% compared to the same period of the previous year (R$80.5 million, compared to R$72.7 million in 2Q23). This result is basically due to the periodic tariff review applied to transmission agreements and higher inflation (IPCA) in 2Q24 (1.05% compared to 0.76% in 2Q23). More details can be seen in Exhibit I.

1.5 Financial Result

The financial result was negative by R$289.7 million, compared to negative R$247.2 million recorded in 2Q23, mainly reflecting (i) the increase of R$55.1 million in expenses with monetary variation and adjustment to present value on accounts payable linked to the concession, which refers to the balances arising from payments for the concessions of the Mauá, Colíder, Baixo Iguaçu, Guaricana, Fundão and Santa Clara HPPs, mostly adjusted by the IPCA + discount rate; (ii) the higher expense (+R$21.4 million) with exchange rate variation on the purchase of electricity from Itaipu, due to the appreciation of the dollar; and (iii) the increase of R$21.0 million in PIS/Pasep and Cofins on interest on equity (JCP), referring to the payment of JCP from Copel GeT to Holding, with the payment in 2023 occurring at the end of the year. These events were partially offset by the R$68.9 million increase in income from financial investments, due to the greater volume of available resources.

In the year to June 2024, the financial result was negative by R$557.9 million (R$576.5 million up to June 2023). The result is mainly due to the increase in expenses with monetary variation and adjustment to present value on accounts payable linked to the concession (UBP) and the higher monetary update of litigation, partially offset by the growth in income from financial investments.

1.6 Consolidated Net Income

Copel reported net income of R$473.6 million compared to R$307.7 million in 2Q23, an increase of 53.9%. In addition to the items already mentioned, the difference is also explained by the impairment of R$150.4 million in 2Q23 related to UEGA. Of note is the increase of R$26.4 million in the item “Income Tax and Social Contribution” and the increase of R$8.1 million in the item “depreciation and amortization”.

Considering the accumulated total for the semester, the net income recorded from discontinued operations was R$1,007.1 million compared to R$943.2 million recorded in the same period of 2023, an increase of 6.8%.

RESULTS | 2Q24	5

1.7 Debt

Copel's total consolidated debt, considering the result of continued operations, amounts to R$16,604.9 million on June 30, 2024, a variation of 11.0% in relation to the amount recorded on December 31, 2023, of R$14,962.3 million. Gross debt represents 63.3% of consolidated equity, which is R$25,033.7 million. Considering adjusted net debt, the percentage corresponds to 35.5% of equity.

The following table and graphs show the indebtedness of Copel and its subsidiaries at the end of the second quarter of 2024.

Debt by Subsidiary

1 The Company has available the amount of approximately R$ 2.0 billion related to funding in the Primary Share Offering to be allocated to the payment of the Grant Bonus for renewing the concessions of the FDA, Segredo and Salto Caxias plants.

2 Considered Copel Geração e Transmissão S.A. (Parent Company).

3 Includes Copel Serviços, wind farms (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura and SRMN) and transmission companies (Costa Oeste and Marumbi).

Adjusted Net Debt/Adjusted EBITDA

Debt Indexes

Amortization - R$ million

Average Term: 4.3 years

RESULTS | 2Q24	6

2. Investments

In 2Q24, the investment program amounted to R$667.4 million, of which 91.3% was invested by Copel Distribuição and 5.9% by Copel Geração e Transmissão.

In the year to date, R$1,259.4 million was invested, of which 90.8% was invested by Copel Distribuição, with 93.4% allocated to electrical assets and 6.6% to investments in non-electrical assets and other investments.

The investments made in the distributor are allocated to the following projects:

•	Programa Transformação - broad investment plan aimed at modernizing, automating and renewing the distribution grid and private communication network with standardized technologies to serve automation equipment. Among the expected benefits are the reinforcement of rural grid to reduce outages and ensure support for the growth of agribusiness in the State of Paraná, reduction of costs with O&M and commercial services and improvement in the control of the Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC indicators. The program consists of 3 pillar projects to achieve the objectives:
o	Paraná Trifásico: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of June 2024, 17,645 km of grid had been completed.
o	Smart Grid: aims to implement a private communication network with standardized technology to serve all distribution grid automation equipment and advanced metering infrastructure. By the end of June 2024, 801,663 smart meters had already been installed. In the first phase of the program, advances were identified for our operation, with the reduction of man-hours and kilometers traveled, fewer non-technical losses, improvement in quality and reduction of compensation for violations of quality performance limits.
o	Total Reliability: aims to ensure modernity in power grid operations based on the following premises: maintain full communication between teams and the availability of equipment in the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special switch and expand the grid circuits and Self Healing equipment. By the end of June 2024, the project completed 87.15% of the planned schedule.

“Programa Transformação” covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

•	Compact and Protected Grid - deployment of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of June 2024, the length of the installed compact and protected grid was 30,310 km, compared to 24,676 km in June 2023, an increase of 5,634 km, or 22.83%, in twelve months.

RESULTS | 2Q24	7

•	Isolated Secondary Grid - investment in low voltage isolated secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving DEC and FEC indicators; make energy theft difficult; improve environmental conditions; reduce pruning areas; increase security; reduce voltage drop across the grid; increase the useful life of transformers by reducing the number of short circuits in the grid, among others. At the end of June 2024, the length of the installed isolated secondary distribution grid was 23,245 km, compared to 22,391 km in June 2023, an increase of 854 km, or 3.81%, in twelve months.

RESULTS | 2Q24	8

3. Copel Geração e Transmissão

3.1 Financial Performance

Copel GeT reported adjusted EBITDA[2] of R$675.6 million, 2.9% lower than the R$695.6 million recorded in 2Q23. This result mainly reflects (i) the lower average price of the energy portfolio in 2024 (R$175.71 versus R$187.13 in 2Q23), despite the increase in energy sold in the period (5,138 GWh versus 4,965 GWh in 2Q23); and (ii) the lower performance of wind farm complexes due to generation deviation due to the effect of wind volume below certification, greater curtailment and unavailability of the generating park resulting from maintenance, resulting in revenue shortfall of R$27.1 million (-192% y/y); partially offset by the R$30.5 million increase in Copel GeT's use of the main transmission grid revenue, as a result of the periodic tariff review applied to contracts and higher inflation in the comparison between periods (IPCA of 1.05% in 2Q24 compared to 0.76% in 2Q23). Item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect on transmission assets.

In addition, a reduction in costs with the acquisition of “electricity purchased for resale” of R$38.1 million was recorded, as a result of better hydrological conditions (average GSF of 99.3%, compared to 94.3% in 2Q23).

[2] Excluded non-recurring items and IFRS effects on transmission contract assets.

Expenses with PMSO, excluding provisions and reversals, decreased by 9.1%, basically influenced by the 33.6% decrease in “Other operating costs and expenses” as a result of net gains from the sale of properties (+R$15.2 million) and lower insurance costs (-R$2.8 million).

Neutralizing the effects of the provisions related to the PPD and PLR, there was an increase of 0.5% in personnel and management costs in the quarterly comparison, as a result of the 4.51% salary adjustment in the Collective Agreement of October 2023. Considering the accumulated inflation of 3.7% measured by the National Consumer Price Index - INPC, there was a decrease in real terms of 3.1% in personnel costs, as a consequence of the reduction of 78 employees between the periods.

RESULTS | 2Q24	9

In the accumulated total, Copel GeT recorded adjusted EBITDA of R$1,362.1 million, a decrease of 10.7% compared to the same period of the previous year, mainly due to (i) a reduction in revenue from electricity sales to distributors of R$283.4 million, due to the lower average price of energy and greater generation deviation in wind complexes and (ii) lower expenditure on electricity purchased for resale in the period of R$26.3 million, explained by better hydrological conditions in 2Q24 (average GSF 99.3%, compared to 94.3% in 2Q23).

Net income was R$349.5 million compared to R$79.7 million in 2Q23, due to, in addition to the items already mentioned, (i) the reduction in Income Tax and Social Contribution on Profit, due to the payment of Interest on Equity (JCP) to Holding; (ii) the reduction of R$54.0 million in financial expenses, due to the lower amount of debt, and (iii) the better result of discontinued operations since, in 2Q23, there was an impairment provision of R$150.4 million related to UEGA.

3.1.1 IFRS Effect on the Transmission Segment

3.2 Operational Performance application of CPC 47 / IFRS 15 on the corporate statements in the transmission segment.

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal power plants, totaling 6,573.9 MW of installed capacity and 2,939.8 average MW of assured energy. In the Transmission business, Copel has a total grid of 9,685 km of transmission lines and 53 basic grid substations, considering the stakes.

For more information on generation and transmission operational data, see Exhibit IV.

RESULTS | 2Q24	10

3.2.1 Generation

Copel's generating complex is composed of 99.7 renewable sources such as hydro and wind.

3.2.2 Hydro and Wind Generation

The energy generation of Copel Geração e Transmissão S.A. and its wind farms until June 2024 was 13,167 GWh compared to 11,212 GWh until June 2023.

In the second quarter of 2024, Copel Geração e Transmissão (including energy from HPP Foz do Areia and SHP Bela Vista) registered 4,039 GWh of electricity sold, an increase of 2.2%.

For wind farms, the total electricity sold was 1,099 GWh, an increase of 8.6%, mainly due to the increase in energy sold in the regulated environment (CCEARs) due to the start of supply from the Vilas Wind Complex[3].

[3] Vila Ceará I, Vila Maranhão I, Vila Maranhão II and Vila Maranhão III Wind Farms (28°LEN - CCEAR 2024 - 2053).

RESULTS | 2Q24	11

GSF and PLD

3.2.3 Thermal Generation

TPP Figueira

The 20 MW installed capacity coal-fired thermoelectric plant is in the process of being divested by the Company, with no current energy supply contracts. In 2Q23, generation was 2.3 GWh, accumulating a dispatch of 5.3 GWh in the year.

3.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission grid, Copel provides services to projects of other concessionaires with the quality of those who have accumulated 69 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the Copel Geração e Transmissão’s SPEs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPEs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

Below we describe the flow of receipt of the portion of the Revenue related to the Basic Grid of the Existing System – RBSE[4] for the next cycles. It is important to note that they may be changed in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory body. The values below underwent periodic tariff review, according to Homologation Resolution No. 3,344/2024, and by annual adjustment by the IPCA according to Homologation Resolution 3,348/2024.

Note:

Economic component: future values based on the 2024-2025 cycle (according to REH 3.348/2024 of 07/16/2024)

Financial component: values published in REH 2,847/21. Subject to revision during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

APR values up to the 2027-2028 cycle projected based on the values in REH 3348/2024.

[4] Refers to concession agreement 060/2001, which represents 41.5% of the annual permitted revenue (APR) from Copel GET transmission and its proportional participation.

RESULTS | 2Q24	12

4. Copel Distribuição

4.1 Financial Performance

Copel Distribuição reported adjusted EBITDA, excluding revenue from NRV, of R$566.0 million in 2Q24, an increase of 31.6%, mainly due to the 6.2% growth in the billed grid market (see item 4.2.1) and the tariff adjustment in June 2023, with an average increase of 6.32% in the Tariffs for the Use of the Distribution System Usage Tariffs (TUSD). In the year to date, adjusted EBITDA, excluding revenue from NRV, reached R$1,182.8 million, an increase of 29.7%.

Manageable costs, excluding provisions and reversals, increased 1.8% compared to 2Q24, mainly due to the R$20.5 million increase in third-party services, substantially linked to the maintenance of the electrical system. This increase was partially offset by (i) the 5.2% (-R$9.3 million) reduction in personnel and management costs, due to the reduction of 176 employees in Copel Distribuição's workforce, and (ii) the 7.3% (-R$5.0 million) reduction in other operating costs and expenses, mainly due to the reduction in losses on the deactivation of assets and rights. In the year to date, manageable costs fell 9.3%, mainly due to the compensation of the additional third of vacation pay at the beginning of 2023.

The personnel and management account, excluding the effects of the PPD and PLR provision, recorded a reduction of 3.7%, even with the salary adjustment applied in the collective agreement and salary policy. In the year to date, excluding these effects and the amounts related to the additional third of vacation compensation, there was a reduction of 0.1%. Considering the accumulated inflation measured by the INPC, of 3.70% between 2Q23 and 2Q24, the personnel and management cost line recorded a reduction in real terms of 7.2%.

Copel Distribuição's net income in 2Q24 was R$207.9 million, an increase of 28.7%, driven by the good operating results in the second quarter. Year-to-date, net income was R$449.8 million, an increase of 49.3%, due to the good operating results in the second quarter and the even better operating results in the first quarter.

The following are Copel Distribuição's main indicators:

In 2Q24, the following also stand out:

(i)	the 25.1% growth in revenue from use of the main distribution and transmission grid, mainly due to the 6.2% growth in the billed grid market, which considers the offset energy from Mini and Micro Distributed Generation – MMGD, and the June 2023 tariff adjustment, with an average effect of a 6.32% increase in tariffs for the use of the distribution system (TUSD);

RESULTS | 2Q24	13

(ii)	the 26.3% increase in revenue from electricity sales to final customers, due to the 5.3% growth in the billed captive market in the quarter and the average effect of a 17.4% increase in the Energy Tariff (TE) component in the 2023 tariff adjustment;
(iii)	the 70.3% reduction in revenue from electricity sales to distributors, due to the reduction in revenue from the settlement of energy in the CCEE Spot Market;
(iv)	the R$176.4 million increase in electricity purchased for resale (+11.8%) mainly due to higher costs with energy from the distributed generation system;
(v)	the 44.8% reduction in the item Sectorial assets and liabilities result, mainly due to lower energy costs in the period;
(vi)	the 17.7% increase in costs with charges of main transmission grid, the effect of higher expenses with charges for the use of the basic grid (+R$94.6 million), given the readjustment of the APR of the transmission companies and with the transmission of power from Itaipu (+R$23.0 million), given the increase in the tariff; and
(vii)	provisions and reversals, which remained practically stable, with an increase of R$5.5 million in provisions for litigation, mainly labor-related, offset by a reduction of R$5.2 million in PECLD, which went from R$29.6 million to R$24.4 million, mainly due to the 16.76% increase in invoice recovery.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$2,381.2 million in the last 12 months, equivalent to an efficiency of R$699.7 million, 41.6% above the regulatory EBITDA.

Note: Regulatory EBITDA is calculated based on the WACC values on Remuneration Base + Special Obligations + LPLT/RGR, and QRR published in ANEEL Technical Notes in Tariff Revision or Adjustment events.

RESULTS | 2Q24	14

4.2 Operacional Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, the supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had an 8.2% increase in electricity consumption in 2Q24 compared to the same period of the previous year and 9.2% in the year to date, mainly due to the high temperatures in 2024. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation - MMGD, increased 6.2% in 2Q24 and 7.1% in the year to date.

4.2.2 Captive Market

The captive market showed an 8.7% increase in electricity consumption in 2Q24 compared to the same period of the previous year and 4.1% year-to-date. The billed captive market, which considers the offset energy from MMGD, showed an increase of 5.3% in 2Q24 and 6.5% year-to-date.

4.2.3 Operational Data

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for the Distribution of Electric Energy No. 46/1999 of Copel Distribuição S.A., which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year following the conclusion of the contract, non-compliance with the quality criteria for three consecutive years or economic and financial management for two consecutive years implies the opening of the forfeiture process. For the criterion of quality of distribution service provision, ANEEL defined the limits of Equivalent Duration of Interruption per Consumer Unit (DEC) and Equivalent Frequency of Interruption per Consumer Unit (FEC) for the years 2021 to 2026. For the DEC, the result for the last 12 months calculated in June 2024 was 8.52 hours. For the FEC, the result in the same period was 5.55 interruptions. In recent months, there has been a significant increase in severe weather events in the state of Paraná, causing damage to the system and, consequently, reducing the resilience of the grid, increasing the number of outages and making it difficult for maintenance teams to perform their tasks. Investments that will increase the robustness of the grid are underway, such as the “Paraná Trifásico”, Smart Grid and Total Reability projects.

Losses - Distribution losses can be defined as the difference between the electricity purchased by distributors and the electricity billed to their consumers, being segmented as Technical and Non-technical. Technical Losses are inherent to the activity of electricity distribution and Non-Technical Losses, originate mainly from theft (clandestine connection, direct diversion of the grid), fraud (meter tampering or deviations), reading, measurement and billing errors.

At the end of June 2024, Technical Losses for the last 12 months were 2,230 GWh, compared to 2,052 GWh for the same period of the previous year, and Non-Technical Losses were 681 GWh, compared to 645 GWh for the same period of the previous year. Total losses for the last 12 months totaled 2,911 GWh at the end of June 2024.

GWh - 12 Months	jun/20	jun/21	jun/22	jun/23	jun/24
Injected Energy	32,186	33,996	35,063	35,459	38,545
Distribution Losses	2,263	2,693	2,694	2,697	2,911
Technical Losses	1,946	2,056	2,029	2,052	2,230
Non-Technical Losses	317	637	665	645	681

* Losses reflect the difference between the measured load and the billed market. In 2020, with the onset of the Covid-19 pandemic, cargo suffered a rapid retraction and the market did not respond at the same speed, due to the mismatch between the measurement schedule and the consumer billing calendar, reducing the volume of losses in this period.

RESULTS | 2Q24	15

Non-Technical Losses are largely associated with the management of the concessionaire and the socioeconomic characteristics of the concession areas. In this sense, the Company maintains a Program to Combat Non-Technical Losses through the following actions:

✓	Improvement of actions to combat irregular procedures;
✓	Investments aimed at the provision and/or acquisition of equipment for inspection;
✓	Elaboration and execution of specific training related to commercial losses;
✓	Conducting inspections, both in Medium and Low Voltage;
✓	Educational notes in the press and messages on the electricity bill.
✓	Joint operations with the Civil Police and the Public Prosecutor's Office;
✓	Opening of a police investigation in the regions where significant numbers of irregular procedures were found.

The tariff pass-through of efficient loss levels is provided for in the concession contracts and these losses are included in the energy purchase costs up to the regulatory limit stipulated by ANEEL. Copel Distribuição remained within regulatory limits in recent tariff processes.

RESULTS | 2Q24	16

5. Copel Comercialização
5.1 Financial Performance

In 2Q24, Copel Comercialização reported adjusted EBITDA of R$34.8 million, 7.2% higher than the R$32.4 million recorded in 2Q23, mainly reflecting the improvement in the energy sales margin in the period.

In the quarter, the fair value of energy purchase and sale contracts (marking to market) - the amount determined by the difference between the contracted price and the future market price estimated by the Company - was mainly affected by the execution of contracts that were not included in the base and the shift in the PLD of the Northeast in relation to other regions.

Manageable costs fell by 6.9% in 2Q24, mainly impacted by the decrease in expenses with renewable energy certification (-R$0.6 million) and insurance (-R$0.2 million), partially offset by the increase in personnel and administrative costs (+R$0.3 million).

The personnel and management costs, excluding the PLR and PPD effects, registered an increase of 3.3% in 2Q24, mainly due to the effects of the 2022/2024 ACT with salary adjustments of 4.51% in October 2023. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 3.70% between the quarters, the personnel and management cost line registered a reduction in real terms of -0.4%. In the accumulated, disregarding the effects of the PLR and PPD, PDV compensation and compensation for the additional third of vacation bonus, the personnel account reduced by 33.5%.

Net income in 2Q24 was R$9.2 million, 46.9% lower than the R$17.3 million in 2Q23. This result is mainly due to the change in mark-to-market (negative R$31.0 million in 2Q24 compared to negative R$22.1 million in 2Q23).

In the first half of 2023, adjusted EBITDA decreased by 20.9%, mainly due to the lower margin in sales due to the lower average energy price of 19.5% and higher provision for doubtful debtors and higher personnel costs. Copel Comercialização's net income was R$26.8 million compared to R$87.8 million recorded in the first half of 2023, as a result of the drop in EBITDA and also due to the variation in mark-to-market.

RESULTS | 2Q24	17

5.2 Operacional Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Comercialização, created in 2016, is among the largest in the country in terms of energy volume sold in a free contracting environment, offering more savings and peace of mind for customers in all regions of Brazil.

Copel Comercialização is responsible for the sale of energy and provision of services in the ACL. In June 2024, the Company registered 1,532 customers/contracts, a reduction of 10.9% compared to the same period of the previous year, due to the lower execution of contracts for Free Customers (-14.1%), partially offset by the increase of 39.8% in bilateral contracts, especially for traders. The amount of energy sold reached 5,527 GWh sold in 2Q24, an increase of 4.2% compared to the same period of the previous year, due to the effect of the increase in sales to traders in bilateral contracts (+23.8%). The graph below shows the evolution of Copel Comercialização in terms of the amount of GWh sold and the number of end consumers.

6. Performance ESG
6.1 Copel pioneers in ESG in the sector

Copel was the 1st company in the sector to produce an Environmental Impact Report for a generation project, and the 1st company in the energy sector in Brazil to become a signatory to the UN Global Compact in 2000. The Company promotes actions for the dissemination of the UN 2030 Agenda and the implementation of the SDGs in the electricity sector. Copel adhered to the "Pact for Water and Energy Resilience" Commitment and also received the Pro-Gender and Race Equity Seal from the Federal Government. The Company received the Pro-Ethics Seal, 2018-2019 and 2020-2021 editions, granted by CGU and the ETHOS Institute, for the voluntary adoption of integrity measures, with public recognition for the commitment to implement measures aimed at the prevention, detection and remediation of acts of corruption and fraud. Copel participates in the 100% Transparency Movement of the UN Global Compact, the first and largest initiative to promote corporate transparency in Brazil.

RESULTS | 2Q24	18

Environmental

▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based targets (SBTi), with the purpose of neutralizing Scope 1 Greenhouse Gas (GHG) Emissions, for the assets that Copel has operational control over (according to the concept established in the GHG Protocol methodology) by 2030;
▪	Net Zero Ambition Movement – Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of greenhouse gases by 2030;
▪	It is part of the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs – Solidary Selective Collection; Cultivate Energy Program; Electricidania; Good Neighbor Program; Diversity Commission; Human rights; EducaODS; Enlightening Generations; More than Energy, among others.
▪	It reformulated its Sustainability Policy, which now includes corporate policies on Human Rights, Stakeholder Engagement, Private Social Investment, Climate Change, Biodiversity and Environmental.
▪	It has a Policy, People Management, Occupational Health and Safety, among others.
▪	Copel's EletriCidadania corporate volunteering program completed 20 years of existence. Created institutionally in 2004, since then it has brought together more than 1,200 volunteers, in more than 30,000 hours of activities. It is estimated that at least 190,000 people have benefited from these solidarity actions.

Governance

▪	It has statutory advisory committees to the Board of Directors: Statutory Audit Committee - CAE; Statutory Sustainable Development Committee (CDS), Investment and Innovation Committee (IIC) and People Committee (CDG);
▪	The Board of Directors is composed mostly of independent members;
▪	The Statutory Audit Committee (CAE) is made up of independent members, one of whom is an external member;
▪	Establishment of Variable Compensation with ESG goals – 2023: 30% of the PPD;
▪	Listed in Level 2 of B3's Governance;
▪	Review of Corporate Policies for Transactions with Related Parties and Conflict of Interest and Integrity;
▪	On 08/11/2023, Copel was transformed into a Corporation. As a result, the company became a company with dispersed capital and no controlling shareholder.
▪	Joined the 100% Transparency Movement of the UN Global Compact;

Priority SDGs for the Brazilian Electricity Sector

6.2 Recent Highlights

▪	In line with the strategic guideline of having a 100% renewable energy matrix, Copel completed the divestment of all shares of Copel's stake (81.2%1) in UEG Araucária (“UEGA”) to Âmbar Energia S.A, after fulfilling all the conditions set forth in the respective Share Purchase and Sale Agreement (CCVA).
▪	Copel published the 2023 Integrated Report, which details the company's actions within the ESG scope and highlights Copel's commitment to sustainable and responsible practices, reaffirming its dedication to caring for the environment, social responsibility and corporate governance. The report, prepared in accordance with the best international transparency and governance practices, follows the standards of the international standard Global Reporting Initiative (GRI) and is an essential reference for various stakeholders, serving as a basis for external assessments that analyze the performance of companies in terms of sustainability. ▪ Copel's transformation into a Corporation led to the review of several Corporate Policies, Bylaws and Bylaws, keeping the Company's Governance aligned with the best market practices.

RESULTS | 2Q24	19

▪	Due to the heavy rains that hit Rio Grande do Sul in 2024, Copel promoted a campaign to collect donations, which were allocated by the Civil Defense of Paraná to the population affected by the floods in that state. Copel employees contributed 4,500 items of clothing, 3,400 liters of water, approximately two tons of food and animal feed, as well as 18,500 cleaning and hygiene items. Additionally, the Company sent 1,200 mattresses and another 1,300 cleaning items - such as buckets, brooms, brushes and gloves - to a Civil Defense collection center in RS, in addition to 51,000 plastic bags for various purposes. The donations also included a truck with wooden pallets for use in shelters in the São Leopoldo region.

6.3 Indicators

Regarding the GHG scope 1 indicator (tCO2), the increase recorded is due to the return of commercial operations at UTE Figueira, on 12/7/2022, by ANEEL Order No. 2502/2022, with generation until September 2023. In line with the plan to have a 100% clean generation matrix. According to Material Fact 03/24, the thermal plant is in the process of divestment by the Company.

RESULTS | 2Q24	20

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year
	15th position 4º in SEB	2023
	CSA Score 70	2023
	A-	2023
	Sim	2023
	Medium Risk	2023
	A	2023

RESULTS | 2Q24	21

7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: DCF = Cash generated by Operating activities, deducted from net cash used by investment activities, being: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below demonstrates the calculation of the FCD on June 30, 2024:

On June 28, the Company made a total payment of R$632 million in dividends to its shareholders, totaling a Payout of 50%, in accordance with the Dividend Policy.

Divestment of Compagas

On July 1, a Controlling Block Purchase and Sale Agreement was signed with Compass Dois Ltda., a subsidiary of Compass Gás e Energia S.A., for the sale of all shares representing 51% of Companhia Paranaense de Energia – Compagas. The sale price (equity value) was R$906.0 million, to be adjusted as provided for in the contract. The conclusion of the Transaction is subject to the non-exercise of the preemptive right of the current shareholders and the verification of usual conditions for transactions of this nature, including approval by the competent bodies. More information is available in Material Fact 06/24.

Conclusion of Divestment in UEGA

On July 1, the Company concluded the divestment of all shares of Copel's 81.2% stake in UEG Araucária to Âmbar Energia after fulfilling all conditions set forth in the Share Purchase and Sale Agreement (CCVA). With the divestment, the Company takes another step towards meeting the strategic guideline of having a 100% renewable energy matrix, strengthening the pillars for the sustainability and sustainable growth of its business.

Copel Distribuição Tariff Adjustment

As of June 24, 2024, Copel Distribuição's new tariff structure came into effect, with an adjustment approved by the National Electric Energy Agency (ANEEL), whose average effect to be perceived by consumers was 0.00%. More information is available in Notice to the market 20/2024.

Fitch Reaffirms Copel and its Subsidiaries' 'AAA(bra)' Rating

On May 24, 2024, the credit rating agency Fitch Ratings (“Fitch”) reaffirmed the Long-Term 'AAA(bra)' rating of Copel and its wholly-owned subsidiaries Copel Geração e Transmissão, Copel Distribuição and Copel Serviços, the highest possible on Fitch's scale. At the same time, the outlook for the corporate ratings was maintained as stable. The conservative financial leverage, the strong business profile, the efficiency gains in Distribution and the positive free cash flow stand out as relevant points of the rating.

New CFO

Economist Felipe Gutterres took office as the Company's Chief Financial and Investor Relations Officer (“CFO”) on July 1, 2024. The new officer has a solid professional trajectory in national and international companies, with extensive experience in corporate finance, leadership, business development and sustainability, complex negotiations, corporate innovation, operational risk management and investor relations, with a recognized track record in large companies in the Infrastructure, Logistics, Oil and Gas and Technology segments.

New CEO of Copel Comercialização

On June 3, 2024, engineer Rodolfo Lima was sworn in as the new CEO of Copel Comercialização. With extensive experience in the electricity sector, the new director brings with him a history of leadership and innovation, with in-depth knowledge in the area of market development, commercialization and negotiation in the Brazilian electricity sector, as well as experience in the area of systemic assessments and strategic definition for risk mitigation, and short- and long-term price forecasts. Most recently, the executive served as Chief of Commercial Officer (CCO) at AES Brasil and previously held leadership positions at Three Gorges Corporation (CTG) and CPFL Energia.

RESULTS | 2Q24	22

New Director of Regulation and Market

Engineer André Gomes was sworn in as Director of Regulation and Market on July 1, 2024. With over 24 years of experience in the electricity sector, he has held leadership positions in agencies and companies such as CPFL Energia, AES Brasil and the National Electric Energy Agency (ANEEL), being responsible for regulatory, strategic and institutional matters, standing out in conducting tariff adjustment and review processes for distribution and transmission and in leading the post-privatization management process of CEEE-T. His last position was as President of CPFL Transmissão.

Copel wins the award for best investment fund in energy transition

Copel won the Energy Summit Awards in the Investment Funds category, which aims to recognize initiatives that are accelerating transformation in the energy and ESG segment. The winning fund is Copel Ventures I, the Company's first Corporate Venture Capital (CVC) fund, focused on investments in startups in the energy sector. The fund seeks to drive innovation and sustainable growth in the segment through contracts made through public notices.

Copel's Ombudsman's Office is elected the best in Brazil for the 4th time by Aneel

Copel's ombudsman's office was elected the best in Brazil for the fourth time in seven years. The award, considered the main award in the electricity sector in the area and an initiative of Aneel, recognizes the greatest efficiency in handling customer complaints and in the service structure offered.

Copel engineer is honored at the Crea-PR Engineer Enedina Marques Award 2024

Engineer Gisele Monteiro was honored with the Enedina Alves Marques award, which aims to value female talents and celebrate their achievements. Graduated from the Federal Technological University of Paraná (UTFPR), with specialization in Electrical Systems Protection, Finance, Executive MBA in Administration and Human Development of Managers. She worked as a postgraduate professor in the energy market and regulation of the electricity sector, having worked at Universidade Positivo, Fundação Getúlio Vargas and UniSociesc-Joinville. She started at Copel as an electronics technician, worked as a systems protection engineer and held leadership positions in the areas of energy efficiency, regulation, tariffs and energy trading. She recently served as Head of Energy Market, coordinating planning, portfolio management and risk activities.

Copel implements intelligent power grid management system

On May 16, the last Go-Live of the ADMS (Advanced Distribution Management System) was completed, with the start of operations in the eastern region. ADMS is a cutting-edge technology that helps in the supervision and control – in real time – of electric power distribution substations. The new technology provides a comprehensive view of the entire distribution network, allowing operators to monitor and control the network more effectively, responding quickly to any anomalies or emergencies.

RESULTS | 2Q24	23

Disclaimer

Informações contidas neste documento podem incluir considerações futuras e refletem a percepção atual e perspectivas da diretoria sobre a evolução do ambiente macroeconômico, condições da indústria, desempenho da Companhia e resultados financeiros. Quaisquer declarações, expectativas, capacidades, planos e conjecturas contidos neste documento, que não descrevam fatos históricos, tais como informações a respeito da declaração de pagamento de dividendos, a direção futura das operações, a implementação de estratégias operacionais e financeiras relevantes, o programa de investimento, os fatores ou tendências que afetem a condição financeira, liquidez ou resultados das operações são considerações futuras de significado previsto no “U.S. Private Securities Litigation Reform Act” de 1995 e contemplam diversos riscos e incertezas. Não há garantias de que tais resultados venham a ocorrer. As declarações são baseadas em diversos fatores e expectativas, incluindo condições econômicas e mercadológicas, competitividade da indústria e fatores operacionais. Quaisquer mudanças em tais expectativas e fatores podem implicar que o resultado real seja materialmente diferente das expectativas correntes.

Relações com Investidores

ri@copel.com

Telefone: (41) 3331-4011

RESULTS | 2Q24	24

RESULTS 2Q24

List of Exhibit

COPEL Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

RESULTS | 2Q24	25

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
						R$ '000
Income Statement	2Q24	2Q23	Δ%	1H24	1H23	Δ%
OPERATING REVENUES	5,479,266	5,100,224	7	10,896,264	10,367,781	5.1
Electricity sales to final customers	2,079,469	1,825,581	14	4,284,934	3,729,740	14.9
Electricity sales to distributors	726,606	847,446	(14)	1,466,836	1,740,110	(15.7)
Use of the main distribution and transmission grid	1,667,928	1,349,244	24	3,473,212	2,845,462	22.1
Construction revenue	674,322	601,105	12	1,247,969	1,129,474	10.5
Fair value of assets from the indemnity for the concession	13,307	7,881	69	32,277	33,615	(4.0)
Result of Sectorial financial assets and liabilities	199,893	362,227	(45)	145,476	606,453	(76.0)
Other operating revenues	117,741	106,740	10	245,560	282,927	(13.2)
OPERATING COSTS AND EXPENSES	(4,611,582)	(4,307,060)	7	(9,075,134)	(8,487,190)	6.9
Electricity purchased for resale	(2,012,934)	(1,877,592)	7	(3,986,401)	(3,698,567)	7.8
Charge of the main distribution and transmission grid	(760,284)	(677,178)	12	(1,508,358)	(1,353,636)	11.4
Personnel and management	(284,823)	(289,847)	(2)	(578,696)	(702,548)	(17.6)
Pension and healthcare plans	(66,721)	(65,618)	2	(135,697)	(129,929)	4.4
Materials and supplies	(21,691)	(20,547)	6	(40,143)	(41,254)	(2.7)
Materials and supplies for power eletricity	-	(3,763)	-	(936)	(10,479)	(91.1)
Third-party services	(253,965)	(230,236)	10	(498,066)	(462,668)	7.7
Depreciation and amortization	(356,155)	(348,040)	2	(720,783)	(679,455)	6.1
Provisions and reversals	(73,555)	(74,689)	(2)	(159,576)	(63,601)	150.9
Construction cost	(672,725)	(593,493)	13	(1,243,649)	(1,119,483)	11.1
Other cost and expenses	(108,729)	(126,057)	(14)	(202,829)	(225,570)	(10.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	80,545	72,745	11	162,188	176,833	(8.3)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	948,229	865,909	10	1,983,318	2,057,424	(3.6)
FINANCIAL RESULTS	(289,685)	(247,245)	17	(557,859)	(576,479)	(3.2)
Financial income	274,376	300,019	(9)	526,037	532,272	(1.2)
Financial expenses	(564,061)	(547,264)	3	(1,083,896)	(1,108,751)	(2.2)
OPERATIONAL EXPENSES/ INCOME	658,544	618,664	6	1,425,459	1,480,945	(3.7)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(195,479)	(169,089)	16	(430,204)	(401,220)	7.2
Income tax and social contribution on profit	4,229	(180,771)	(102)	(142,437)	(325,275)	(56.2)
Deferred income tax and social contribution on profit	(199,708)	11,682	(1,810)	(287,767)	(75,945)	278.9
NET INCOME continuing operations	463,065	449,575	3	995,255	1,079,725	(7.8)
NET INCOME discontinued operations	10,509	(141,869)	-	11,862	(136,529)	-
NET INCOME	473,574	307,706	54	1,007,117	943,196	6.8
Attributed to the controlling company's shareholders - continuing operations	475,681	448,369	6	1,014,879	1,078,922	(5.9)
Attributed to the controlling company's shareholders - discontinued operations	(3,599)	(130,577)	(97)	(11,414)	(134,540)	(91.5)
Attributed to non-controlling shareholders- continuing operations	(6,803)	7,402	-	(8,316)	7,579	-
Attributed to non-controlling shareholders- discontinued operations	8,295	(17,488)	-	11,968	(8,765)	-
EBITDA continued operations	1,304,384	1,213,949	7	2,704,101	2,736,879	(1.2)

RESULTS | 2Q24	26

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Jun-24	Dec-23	Δ%	Liabilities	Jun-24	Dec-23	Δ%
CURRENT	15,524,849	13,715,730	- 0.2	CURRENT	9,912,187	9,309,433	5.8
Cash and cash equivalents	7,330,747	5,634,623	2.8	Payroll, social charges and accruals	824,067	927,538	2.1
Bonds and securities	5,709	4,763	(41.7)	Suppliers	2,171,774	2,154,430	0.1
Collaterals and escrow accounts	9	9	-	Income tax and social contribution payable	51,798	132,979	(66.0)
Customers	3,593,631	3,761,170	2.4	Other taxes due	274,662	346,083	(10.9)
Dividends receivable	63,780	95,569	(11.0)	Loans and financing	1,540,206	675,980	69.4
Sectorial financial assets	-	15,473	-	Debentures	1,319,670	1,225,649	9.7
Account receivable related to concession	10,855	9,354	4.2	Minimum compulsory dividend payable	9,097	464,147	(0.0)
Contract Assets	269,656	284,616	(2.1)	Post employment benefits	96,364	85,833	12.7
Other current receivables	717,419	949,732	(19.2)	Customer charges due	50,598	61,466	2.2
Inventories	160,336	174,726	10.7	Research and development and energy efficiency	206,426	320,196	(7.6)
Income tax and social contribution	379,011	315,218	9.7	Accounts Payable related to concession	102,040	101,976	(0.9)
Other current recoverable taxes	1,125,532	943,343	(9.1)	Net sectorial financial liabilities	1,617,748	476,103	(11.0)
Prepaid expenses	53,788	62,869	3.8	Lease liability	56,921	49,742	6.0
Related parties	834	1,336	(39.8)	Other accounts payable	996,107	859,456	22.3
Assets held for sale	1,813,542	1,462,929	(1.5)	PIS and COFINS to be refunded to costumers	-	558,591	38.4
NON-CURRENT	41,089,511	42,103,344	(0.8)	Provision for allocation of Pis and Cofins credits	-	-	-
Long Term Assets	15,284,017	16,343,437	(2.9)	Provisions for litigation	-	336,000	-
Bonds and securities	481,693	490,732	6.1	Liabilities associated with assets held for sale	594,709	533,264.0	(3.9)
Other temporary investments	45,566	31,728	32.8	NON-CURRENT	21,668,491	22,317,974	(6.4)
Customers	91,396	105,259	(9.9)	Suppliers	130,695	131,143	-
Judicial deposits	389,309	634,712	(38.5)	Deferred income tax and social contribution	1,688,691	1,686,793	1.1
Sectoral financial assets	72,043	15,473	-	Other taxes due	321,404	612,093	(45.3)
Account receivable related to concession	3,103,699	2,809,901	5.3	Loans and financing	3,661,899	4,667,237	(11.9)
Contract Assets	7,332,654	7,320,445	(0.2)	Debentures	10,083,093	8,393,457	0.6
Other non-current receivables	552,294	853,340	(22.9)	Post employment benefits	1,406,433	1,398,410	(0.1)
Income tax and social contribution	62,135	68,003	(9.3)	Research and development and energy efficiency	275,974	233,478	9.0
Deferred income tax and social contribution	1,471,920	1,757,688	(4.0)	Accounts Payable related to concession	791,121	791,879	(1.4)
Other non-current recoverable taxes	1,681,308	2,256,156	(5.0)	Net sectorial financial liabilities	-	27,888	236.3
Investments	3,522,478	3,511,797	(0.1)	Lease liability	278,672	220,700	11.5
Property, plant and equipment, net	10,340,564	10,825,421	(1.0)	Other accounts payable	370,258	579,070	(31.7)
Intangible assets	11,628,289	11,170,089	2.1	PIS and COFINS to be refunded to costumers	-	173,135	-
Right to use an asset	314,163	252,600	10.5	Provision for allocation of Pis and Cofins credits	1,541,990	1,909,775	(3.3)
TOTAL	56,614,360	55,819,074	(0.6)	Provisions for litigation	1,118,261	1,492,916	(23.1)
				EQUITY	25,033,682	24,191,667	2.2
				Attributed to controlling shareholders	24,758,270	23,886,153	2.2
				Share capital	12,821,758	12,821,758	-
				Equity valuation adjustments	289,982	307,050	(2.6)
				Legal reserves	1,625,628	1,625,628	-
				Retained earnings	9,000,506	9,000,506	-
				Proposed additional dividend	-	131,211	-
				Accrued earnings	1,020,396	-	-
				Attributable to non-controlling interest	275,412	305,514	0.7
				TOTAL	56,614,360	55,819,074	(0.6)

RESULTS | 2Q24	27

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	06/30/24	06/30/23
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	995,255	1,079,725

Adjustments to reconcile net income for the period with cash generation from operating activities:	2,817,962	1,923,448
Unrealized monetary and exchange variation and debt charges - net	1,009,114	795,963
Interest - bonus from the grant of concession agreements under the quota system	(62,556)	(62,359)
Remuneration of transmission concession contracts	(385,277)	(393,015)
Income tax and social contribution	142,437	325,275
Deferred income tax and social contribution	287,767	75,945
Equity in earnings of investees	(162,188)	(176,833)
Appropriation of post-employment benefits obligations	131,006	129,500
Creation for research and development and energy efficiency programs	87,284	79,849
Recognition of fair value of assets from the indemnity for the concession	(32,277)	(33,615)
Sectorial financial assets and liabilities result	(160,304)	(668,268)
Depreciation and amortization	720,783	679,455
Net operating estimated losses, provisions and reversals	159,576	63,601
Realization of added value in business combinations	(362)	(361)
Fair value in energy purchase and sale operations	43,881	(28,177)
Loss on disposal of accounts receivable related to concession	299	144
Loss on disposal of contract assets	6,684	5,147
Loss on disposal of property, plant and equipment	7,068	3,118
Loss on disposal of intangible assets	29,824	48,138
Result of write-offs of use rights of assets and liabilities of leases - net	(52)	216

Decrease (increase) in assets	698,494	544,162
Trade accounts receivable	553,950	395,430
Dividends and interest on own capital received	144,054	95,557
Judicial deposits	6,345	12,268
Sectorial financial assets	52,536	67,123
Other receivables	(20,805)	(94,197)
Inventories	14,390	(16,273)
Income tax and social contribution recoverable	(101,352)	(18,987)
Other taxes recoverable	40,483	109,187
Prepaid expenses	8,391	(6,210)
Related parties	502	264

Increase (decrease) in liabilities	(565,053)	(33,103)
Payroll, social charges and accruals	(9,207)	124,021
Suppliers	(21,301)	(126,758)
Other taxes	282,923	338,235
Post-employment benefits	(112,452)	(108,328)
Sectorial charges due	(10,868)	14,478
Research and development and energy efficiency	(169,673)	(96,911)
Payable related to the concession	(54,979)	(58,124)
Other accounts payable	(311,691)	15,793
Provisions for legal claims	(157,805)	(135,509)

CASH GENERATED BY OPERATING ACTIVITIES	2,951,403	2,434,507

Income tax and social contribution paid	(223,618)	(310,381)
Loans and financing - interest due and paid	(241,765)	(271,476)
Debentures - interest due and paid	(546,795)	(455,091)
Charges for lease liabilities paid	(14,801)	(11,619)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	1,924,424	1,385,940
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	(37,565)	86,606
NET CASH GENERATED FROM OPERATING ACTIVITIES	1,886,859	1,472,546

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(5,698)	(59,897)
Additions to contract assets	(1,128,187)	(951,973)
Acquisitions of subsidiaries - effect on cash	-	(911,450)
Sale of investments	2,066	-
Additions in investments	-	(10,780)
Capital reduction of investees	37,129	-
Additions to property, plant and equipment	(62,095)	(114,137)
Additions to intangible assets	(5,517)	(4,710)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(1,162,302)	(2,052,947)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	(15,791)	(16,234)
NET CASH USED FROM INVESTING ACTIVITIES	(1,178,093)	(2,069,181)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of loans and financing	-	31,303
Issue of debentures	2,320,000	2,900,000
Transaction costs in the issuing of debentures	(55,612)	(18,889)
Payments of principal - loans and financing	(131,999)	(129,139)
Payments of principal - debentures	(576,183)	(25,321)
Amortization of principal of lease liabilities	(33,840)	(34,199)
Dividends and interest on own capital paid	(586,261)	(335,019)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	936,105	2,388,736
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(50,410)	(23,074)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	885,695	2,365,662

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	1,594,461	1,769,027

Cash and cash equivalents at the beginning of the period	5,634,623	2,678,457
Cash and cash equivalents at the end of the period	7,330,747	4,274,138
Change in cash and cash equivalents from discontinued operations	(101,663)	173,346

CHANGE IN CASH AND CASH EQUIVALENTS	1,594,461	1,769,027

RESULTS | 2Q24	28

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
						R$'000
	2Q24	2Q23	Δ%	1H24	1H23	Δ%
EBITDA FROM CONTINUING OPERATIONS	1,304.4	1,214.0	7.4	2,704.1	2,736.9	(1.2)
(-/+) Fair value in the purchase and sale of energy	31.0	22.1	40.3	43.9	(28.2)	-
(-/+) Provision/Reversal of asset impairment	(0.7)	(1.0)	(30.0)	(1.9)	(37.9)	(95.0)
(-/+) Indemnity of adittional third of vacation bonus	-	-	-	-	138.2	-
Adjusted EBITDA FROM CONTINUING OPERATIONS	1,334.7	1,235.1	8.1	2,746.1	2,809.0	(2.2)
(-) Ebitda from discontinued Op. Compagas and UEGA	17.2	44.7	(61.5)	38.4	88.7	(57)
Adjusted EBITDA INCLUDED DISCONTINUED OPERATIONS	1,351.9	1,279.8	5.6	2,784.5	2,897.7	(3.9)
(-/+) Equity in earnings of subsidiaries	-80.5	-72.7	10.7	-162.2	-176.8	(8.3)
(-/+) VNR	(13.3)	(7.8)	70.5	(32.3)	(33.6)	(3.9)
(-/+) Revenue Adjustment TRA IFRS/Regulatory	22.2	12.5	77.6	20.0	(56.8)	-
Adjusted EBITDA INCLUDED DISCONTINUED OP without earnings of subsidiaries, VNR and IFRS effect	1,280.3	1,211.8	5.7	2,610.0	2,630.5	(0.8)

Financial Revenues	274,376	300,019	(8.5)	526,037	532,272	(1.2)
Income from investments held for trading	175,056	106,189	64.9	331,486	199,188	66.4
Late fees on electricity bills	56,277	58,077	(3.1)	103,177	112,670	(8.4)
Monetary restatement and adjustment to present value of accounts payable related to concession	492	48,801	(99.0)	17,074	56,176	(69.6)
Income from sectorial assets and liabilities	31,272	20,710	51.0	35,514	45,905	(22.6)
Exchange variation About Purchase Itaipu Electric Power	(632)	9,776	-	574	13,114	(95.6)
Interest on taxes to be compensated	8,334	16,238	(48.7)	18,442	33,553	(45.0)
Income and monetary restatement of judicial deposits	7,090	12,298	(42.3)	16,257	28,277	(42.5)
Other financial revenues	7,918	38,943	(79.7)	24,704	62,879	(60.7)
(-) Pis/Pasep and Cofins on revenues	(11,431)	(11,013)	3.8	(21,191)	(19,490)	8.7
Financial Expenses
Monetary variation, foreign exchange and debt service charges	(405,671)	(445,134)	(8.9)	(832,692)	(912,083)	(8.7)
Monetary variation and adjustment to present value of accounts payable related to concession	(39,786)	(32,958)	20.7	(72,185)	(67,783)	6.5
Exchange variation About Purchase Itaipu Electric Power	(11,873)	(899)	-	(14,326)	(1,712)	-
Pis/ Pasep and Cofins taxes over interest on equity	(22,262)	(1,258)	-	(27,812)	(1,258)	-
Income from sectorial assets and liabilities	(28,598)	(1,324)	-	(33,027)	(2,929)	-
Interest on R&D and PEE	(5,882)	(6,492)	(9.4)	(11,115)	(13,551)	(18.0)
Interest on tax installments	(6,913)	(10,318)	(33.0)	(14,463)	(20,879)	(30.7)
Interest on lease liabilities	(7,692)	(6,239)	23.3	(14,780)	(11,642)	27.0
Monetary variation of litigation	(14,620)	-	-	(31,346)	-	-
Other financial expenses	(17,019)	(6,826)	149.3	(27,421)	(15,422)	77.8
Uptade of provision for allocation of Pis and Cofins credits	(3,745)	(35,816)	(89.5)	(4,729)	(61,492)	(92.3)
Financial income (expenses)	(289,685)	(247,245)	17.2	(557,859)	(576,479)	(3.2)

RESULTS | 2Q24	29

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries			2Q24	2Q23	Δ%	1H24	1H23	Δ%
Joint Ventures			76,554	67,129	14.0	154,021	166,024	(7.2)
Voltalia São Miguel do Gostoso I Participações S.A.			(607)	(1,284)	(52.7)	(4,845)	(2,525)	91.9
Caiuá Transmissora de Energia S.A.			2,996	2,675	12.0	6,413	6,731	(4.7)
Integração Maranhense Transmissora de Energia S.A.			4,773	5,381	(11.3)	9,764	14,831	(34.2)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			24,973	18,823	32.7	47,347	45,772	3.4
Guaraciaba Transmissora de Energia (TP SUL) S.A.			9,629	7,299	31.9	22,535	19,391	16.2
Paranaíba Transmissora de Energia S.A.			7,408	14,271	(48.1)	15,394	23,623	(34.8)
Mata de Santa Genebra Transmissão S.A.			16,874	10,737	57.2	34,377	33,045	4.0
Cantareira Transmissora de Energia S.A.			10,481	9,112	15.0	22,957	24,928	(7.9)
Solar Paraná			27	115	(76.5)	79	228	(65.4)
Associates			3,991	5,616	(28.9)	8,167	10,809	(24.4)
Dona Francisca Energética S.A.			1,042	1,485	(29.8)	2,522	2,518	0.2
Foz do Chopim Energética Ltda.			2,949	4,132	(28.6)	5,647	8,293	(31.9)
Others ¹			-	(1)	(100.0)	(2)	(2)	-
TOTAL			80,545	72,745	10.7	162,188	176,833	(8.3)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -Associates Jun-24					Dona Francisca		Foz do Chopim
Total assets						174,450		44,020
Shareholder’s equity¹						144,738		42,338
Net operating revenue						33,301		22,295
Net Income						10,951		15,792
Participation in the enterprise - %						23.0		35.8
Investment book value						33,334		15,142
								R$'000
Main Indicators -Joint ventures Jun-24	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	230,022	341,710	611,297	2,981,351	1,632,928	2,073,187	3,709,408	1,854,677
Shareholder’s equity¹	229,873	276,136	426,047	2,064,230	1,050,243	1,247,864	1,382,080	973,526
Net operating revenue	-	18,786	31,204	163,357	89,499	120,279	217,623	92,777
Net Income	(9,987)	13,089	19,925	96,622	45,991	62,833	68,617	46,851
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	112,639	135,306	208,763	1,011,472	514,618	305,727	692,421	477,028
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

RESULTS | 2Q24	30

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL
Share Capital - As of June, 30,2024 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special **	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	-	655,808	22.0%
Free Floating	807,503	62.1%	695	22.2%	1,037,634	61.8%	-	1,845,832	61.9%
B3	788,689	60.7%	695	22.2%	946,399	56.4%	-	1,735,783	58.2%
NYSE	18,605	1.4%	-	-	89,498	5.3%	-	108,103	3.6%
LATIBEX	208	0.0%	-	-	1,737	0.1%	-	1,945	0.1%
Other	3,120	0.2%	2,433	77.8%	974	0.1%	-	6,527	0.2%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	<1	2,982,810	100%
* The 209th Extraordinary General Assembly approved the undoing of the UNITS Program, ending in December/23.
** State of Paraná has a special class preferred share with veto power as established in the Statute.

RESULTS | 2Q24	31

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
						R$'000
Income Statement	2Q24	2Q23	Δ%	1H24	1H23	Δ%
OPERATING REVENUES	1,085,417	1,192,037	(8.9)	2,214,417	2,537,896	(12.7)
Electricity sales to final customers	-	9	-	-	-	-
Electricity sales to distributors	815,440	938,402	(13.1)	1,662,648	1,946,084	(14.6)
Use of the main transmission grid	243,224	212,736	14.3	503,860	505,775	(0.4)
Construction revenue	18,975	33,202	(42.9)	29,874	71,594	(58.3)
Other operating revenues	7,778	7,688	1.2	18,035	14,443	24.9
OPERATING COSTS AND EXPENSES	(624,035)	(706,883)	(11.7)	(1,263,084)	(1,340,181)	(5.8)
Electricity purchased for resale	(15,810)	(53,956)	(70.7)	(45,640)	(71,973)	(36.6)
Charges of main distribution and transmission grid	(148,408)	(153,178)	(3.1)	(294,888)	(295,796)	(0.3)
Personnel and management	(95,003)	(95,846)	(0.9)	(190,755)	(225,839)	(15.5)
Pension and healthcare plans	(20,423)	(20,610)	(0.9)	(41,431)	(40,867)	1.4
Materials and supplies	(4,577)	(4,630)	(1.1)	(8,527)	(8,924)	(4.4)
Materials and supplies for power eletricity	0	(4,281)	-	(936)	(10,997)	(91.5)
Third-party services	(68,611)	(71,128)	(3.5)	(133,523)	(134,178)	(0.5)
Depreciation and amortization	(206,559)	(209,008)	(1.2)	(420,055)	(405,563)	3.6
Provisions and reversals	(9,582)	(11,880)	(19.3)	(6,138)	20,685	-
Construction cost	(17,378)	(25,590)	(32.1)	(25,554)	(61,603)	(58.5)
Other cost and expenses	(37,683)	(56,776)	(33.6)	(95,637)	(105,126)	(9.0)
EQUITY IN EARNINGS OF SUBSIDIARIES	80,080	72,427	10.6	164,433	176,613	(6.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	541,462	557,581	(2.9)	1,115,766	1,374,328	(18.8)
FINANCIAL RESULTS	(146,397)	(200,394)	(26.9)	(313,332)	(420,584)	(25.5)
Financial income	88,531	88,591	(0.1)	169,059	172,383	(1.9)
Financial expenses	(234,928)	(288,985)	(18.7)	(482,391)	(592,967)	(18.6)
OPERATIONAL EXPENSES/ INCOME	395,065	357,187	10.6	802,434	953,744	(15.9)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(29,980)	(101,826)	(70.6)	(130,782)	(264,770)	(50.6)
Income tax and social contribution on profit	(33,848)	(116,033)	(70.8)	(114,413)	(220,578)	(48.1)
Deferred income tax and social contribution on profit	3,868	14,207	(72.8)	(16,369)	(44,192)	(63.0)
NET INCOME continuing operations	365,085	255,361	43.0	671,652	688,974	(2.5)
NET INCOME discontinued operations	(15,598)	(175,653)	(91.1)	(30,381)	(196,305)	(84.5)
NET INCOME	349,487	79,708	-	641,271	492,669	30.2
Attributed to shareholders of the parent company - continuing operations	369,326	262,035	40.9	680,008	696,160	(2.3)
Attributed to the controlling company's shareholders - discontinued operations	(12,081)	(111,039)	-	(23,590)	123,927	-
Attributed to non-controlling shareholders	(7,758)	(71,288)	(89.1)	(15,147)	(79,564)	(81.0)
EBITDA continuing operations	748,021	766,589	(2.4)	1,535,821	1,779,891	(13.7)

RESULTS | 2Q24	32

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
Income Statement	2Q24	2Q23	Δ%	1H24	1H23	Δ%
OPERATING REVENUES	4,152,740	3,629,900	14.4	8,203,702	7,161,541	14.6
Electricity sales to final customers	1,614,345	1,278,339	26.3	3,353,705	2,602,677	28.9
Electricity sales to distributors	17,306	58,326	(70.3)	21,217	92,441	(77.0)
Use of the main distribution grid	1,543,033	1,233,874	25.1	3,206,058	2,534,866	26.5
Construction revenue	655,347	567,903	15.4	1,218,095	1,057,880	15.1
Fair value of assets from the indemnity for the concession	13,307	7,880	68.9	32,277	33,615	(4.0)
Sectorial assets and liabilities result	199,893	362,226	(44.8)	145,476	606,452	(76.0)
Other operating revenues	109,509	121,352	(9.8)	22,684	233,610	(90.3)
OPERATING COSTS AND EXPENSES	(3,713,158)	(3,320,744)	11.8	(7,269,861)	(6,559,513)	10.8
Electricity purchased for resale	(1,672,490)	(1,496,129)	11.8	(3,312,163)	(2,960,886)	11.9
Charges of main transmission grid	(724,630)	(615,533)	17.7	(1,437,765)	(1,240,661)	15.9
Personnel and management	(168,358)	(177,637)	(5.2)	(348,215)	(438,449)	(20.6)
Pension and healthcare plans	(43,135)	(42,159)	2.3	(87,999)	(83,704)	5.1
Materials and supplies	(16,675)	(15,753)	5.9	(30,617)	(31,713)	(3.5)
Third-party services	(169,585)	(149,079)	13.8	(331,284)	(304,255)	8.9
Depreciation and amortization	(139,853)	(128,816)	8.6	(281,343)	(253,179)	11.1
Provisions and reversals	(60,019)	(59,687)	0.6	(141,211)	(77,297)	82.7
Construction cost	(655,347)	(567,903)	15.4	(1,218,095)	(1,057,880)	15.1
Other cost and expenses	(63,066)	(68,047)	(7.3)	(81,169)	(111,489)	(27.2)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	439,582	309,157	42.2	933,841	602,028	55.1
FINANCIAL RESULTS	(135,269)	(93,260)	45.0	(278,586)	(205,795)	35.4
Financial income	120,457	138,693	(13.1)	204,906	254,313	(19.4)
Financial expenses	(255,726)	(231,953)	10.2	(483,492)	(460,108)	5.1
OPERATIONAL EXPENSES/ INCOME	304,313	215,897	41.0	655,255	396,233	65.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(96,408)	(54,368)	77.3	(205,470)	(95,013)	116.3
Income tax and social contribution on profit	53,350	(50,294)	-	-	(76,614)	-
Deferred income tax and social contribution on profit	(149,758)	(4,073)	-	(205,470)	(18,399)	-
NET INCOME (LOSS)	207,905	161,530	28.7	449,785	301,220	49.3
EBITDA	579,436	437,974	32.3	1,215,183	855,207	42.1

RESULTS | 2Q24	33

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
OPERATING REVENUE	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Electricity sales to final customers	1,921,474	1,491,588	28.8	4,015,104	3,070,825	30.7
Residential	878,605	650,862	35.0	1,869,684	1,350,116	38.5
Industrial	181,577	172,311	5.4	353,781	335,035	5.6
Commercial, service and other activities	455,722	354,754	28.5	954,547	739,066	29.2
Rural	205,910	148,947	38.2	431,760	318,899	35.4
Public Sector	74,366	53,659	38.6	148,965	106,634	39.7
Street lightining	45,356	42,907	5.7	91,519	85,295	7.3
Public Service	79,938	68,148	17.3	164,848	135,780	21.4
Donations and subsidies	286,103	233,945	22.3	543,334	424,777	27.9
Electricity sales to distributors	18,319	60,863	(69.9)	22,743	96,536	(76.4)
Bilateral contracts	6,153	5,658	8.7	12,403	10,220	21.4
Electricity Trading Chamber - CCEE	12,166	55,205	(78.0)	10,340	86,316	-
Use of the main distribution grid	2,912,381	2,434,537	19.6	5,954,739	4,727,185	26.0
Residential	944,563	762,696	23.8	2,005,660	1,504,958	33.3
Industrial	324,910	288,885	12.5	626,699	455,972	37.4
Commercial, service and other activities	540,627	451,875	19.6	1,123,573	866,825	29.6
Rural	227,219	181,202	25.4	471,549	375,732	25.5
Public Sector	83,406	64,845	28.6	166,049	125,423	32.4
Street lightining	49,855	50,460	(1.2)	100,008	97,835	2.2
Public Service	66,557	60,403	10.2	136,884	114,702	19.3
Free Market	635,764	544,375	16.8	1,245,095	1,124,600	10.7
Dealers and generators	39,480	29,796	32.5	79,222	61,138	29.6
Construction Revenue	655,347	567,903	15.4	1,218,095	1,057,880	15.1
Fair value of assets from the indemnity for the concession	13,307	7,880	68.9	32,277	33,614	(4.0)
Sectorial assets and liabilities result	220,268	399,147	(44.8)	160,304	668,267	(76.0)
Other operating income	120,026	133,732	(10.2)	249,997	258,394	(3.2)
Leases and rentals	122,891	112,895	8.9	241,199	225,753	6.8
Income from the provision of services	72	4,257	-	1,754	5,752	(69.5)
Other income	(2,937)	16,580	-	7,044	26,889	(73.8)
RECEITA OPERACIONAL BRUTA	6,147,225	5,329,595	15.3	12,196,593	10,337,478	18.0
(-) Tributos e deduções	(1,994,485)	(1,699,694)	17.3	(3,992,891)	(3,175,937)	25.7
(-) PIS/PASEP e COFINS	(429,826)	(378,212)	13.6	(862,139)	(754,443)	14.3
(-) ICMS	(824,833)	(635,690)	29.8	(1,641,458)	(1,063,154)	54.4
(-) Encargos Setoriais	(739,826)	(685,793)	7.9	(1,489,294)	(1,358,327)	9.6
(-) ISS	-	-	-	-	(13)	(100.0)
NET OPERATING REVENUES	4,152,740	3,629,900	14.4	8,203,702	7,161,541	14.6

RESULTS | 2Q24	34

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
						R$'000
Income Statement	2Q24	2Q23	Δ%	1H24	1H23	Δ%
OPERATING REVENUES	829,344	915,223	(9.4)	1,688,995	2,031,875	(16.9)
Electricity sales to final customers	465,499	547,594	(15.0)	931,968	1,127,801	(17.4)
Electricity sales to distributors	363,523	389,430	(6.7)	756,276	868,733	(12.9)
Other operating revenues	322	(21,801)	-	751	35,341	(97.9)
OPERATING COSTS AND EXPENSES	(825,946)	(905,322)	(8.8)	(1,668,215)	(1,923,546)	(13.3)
Electricity purchased for resale	(817,736)	(897,232)	(8.9)	(1,651,299)	(1,906,014)	(13.4)
Personnel and management	(3,895)	(3,641)	7.0	(7,561)	(9,112)	(17.0)
Pension and healthcare plans	(441)	(471)	(6.3)	(892)	(981)	(9.0)
Materials and supplies	(17)	(24)	(30.6)	(34)	(33)	3.6
Third-party services	(1,661)	(1,638)	1.4	(2,406)	(2,140)	12.4
Depreciation and amortization	(430)	(416)	3.4	(870)	(1,130)	(23.0)
Provisions and reversals	(1,368)	(784)	74.5	(2,589)	(1,249)	107.3
Other cost and expenses	(397)	(1,115)	(64.4)	(2,563)	(2,887)	(11.2)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	3,398	9,901	(65.7)	20,780	108,329	(80.8)
FINANCIAL RESULTS	10,336	9,338	10.7	19,298	17,885	7.9
Financial income	10,406	9,406	10.6	19,435	18,037	7.8
Financial expenses	(70)	(68)	3.1	(137)	(152)	(9.8)
OPERATIONAL EXPENSES/ INCOME	13,734	19,239	(28.6)	40,078	126,214	(68.2)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(4,529)	(1,905)	137.8	(13,313)	(38,376)	(65.3)
Income tax and social contribution on profit	(15,209)	(6,778)	124.4	(27,830)	(20,416)	36.3
Deferred income tax and social contribution on profit	10,680	4,873	119.2	14,517	(17,960)	-
NET INCOME (LOSS)	9,205	17,334	(46.9)	26,765	87,838	(69.5)
EBITDA	3,828	10,317	(62.9)	21,650	109,459	(80.2)

RESULTS | 2Q24	35

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 2Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	517,832	251,096	4,152,740	5,264	23,266	-	173	181,255	123,305	8,580	20,416	829,345	-	(634,005)	5,479,266
Electricity sales to final customers	-	-	1,614,345	-	-	-	-	-	-	-	-	465,500	-	(376)	2,079,469
Electricity sales to distributors	502,890	-	17,305	-	23,042	-	-	180,669	123,302	8,580	-	363,523	-	(492,704)	726,606
Use of the main distribution and transmission grid (TUSD/ TUST)	-	224,387	1,543,034	-	-	-	-	-	-	-	21,403	-	-	(120,896)	1,667,928
Construction revenue	-	19,969	655,347	5,264	-	-	-	-	-	-	(994)	-	-	(5,264)	674,322
Fair value of assets from the indemnity for the concession	-	-	13,307	-	-	-	-	-	-	-	-	-	-	-	13,307
Distribution of piped gas	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectoral assets and liabilities result	-	-	199,893	-	-	-	-	-	-	-	-	-	-	-	199,893
Other operating revenues	14,942	6,740	109,509	-	224	-	173	586	2	-	7	323	-	(14,766)	117,741
OPERATING COSTS AND EXPENSES	(299,576)	(90,278)	(3,713,155)	(187,878)	(22,690)	(22,520)	(1,359)	(145,944)	(93,914)	(4,454)	(1,281)	(825,946)	(52,059)	849,475	(4,611,582)
Energy purchased for resale	(1,729)	-	(1,672,490)	-	(28)	-	-	(12,720)	(953)	(408)	-	(817,736)	-	493,130	(2,012,934)
Charges of the main distribution and transmission grid	(93,329)	-	(724,630)	-	(6,300)	(9,362)	-	(16,562)	(40,545)	(344)	-	-	-	130,785	(760,284)
Personnel and management	(52,569)	(37,705)	(168,357)	(12,968)	(1,477)	(1,674)	(43)	(3,854)	(549)	(146)	(178)	(3,895)	(16,051)	14,642	(284,823)
Private pension and health plans	(11,503)	(8,210)	(43,135)	(1,523)	(42)	(174)	(7)	(578)	(83)	(22)	(26)	(440)	(2,674)	1,697	(66,721)
Materials and supplies	(2,388)	(970)	(16,675)	242	(11)	(13)	(0)	(826)	(335)	(19)	(41)	(17)	(408)	(229)	(21,691)
Materials and supplies for power eletricity	-	-	-	-	-	(518)	-	-	-	-	-	-	-	518	-
Natural gas and supplies for gas business	-	-	-	(146,628)	-	-	-	-	-	-	-	-	-	146,628	-
Third-party services	(23,173)	(12,608)	(169,584)	(5,048)	(4,243)	(4,856)	(837)	(32,517)	(9,263)	(748)	(1,721)	(1,661)	(10,030)	22,323	(253,965)
Depreciation and amortization	(91,530)	(3,774)	(139,853)	(11,125)	(8,031)	(5,158)	(480)	(69,096)	(31,955)	(2,846)	(11)	(430)	(798)	8,933	(356,155)
Provisions and reversals	(8,502)	(6,273)	(60,018)	(2,247)	-	(1)	-	(118)	0	241	(7)	(1,368)	(18,637)	23,375	(73,555)
Construction cost	-	(18,372)	(655,347)	(5,264)	-	-	-	-	-	-	994	-	-	5,264	(672,725)
Other operating costs and expenses	(14,853)	(2,366)	(63,067)	(3,317)	(2,558)	(764)	8	(9,674)	(10,233)	(162)	(290)	(398)	(3,459)	2,409	(108,729)
EQUITY IN EARNINGS OF SUBSIDIARIES	17,610	100,121	-	-	-	-	-	(1,383)	-	-	-	-	586,192	(621,994)	80,545
EARNINGS BEFORE INCOME TAXES	235,866	260,939	439,585	19,858	576	(22,520)	(1,186)	33,929	29,390	4,126	19,135	3,399	534,133	(608,996)	948,229
FINANCIAL RESULTS	(75,560)	(51,717)	(135,269)	6,469	(34,325)	(2,474)	512	(29,626)	8,125	1,093	1,966	10,336	16,966	(6,185)	(289,685)
Financial income	28,481	17,821	120,457	19,670	4,131	406	629	31,124	8,268	1,036	2,481	10,406	52,035	(22,570)	274,376
Financial expenses	(104,041)	(69,538)	(255,726)	(13,201)	(38,456)	(2,880)	(117)	(60,750)	(143)	57	(515)	(70)	(35,068)	16,385	(564,061)
OPERATIONAL EXPENSES / INCOME	160,306	209,222	304,316	26,327	(33,750)	(24,994)	(674)	4,303	37,515	5,219	21,101	13,735	551,099	(615,182)	658,544
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(1,300)	1,100	(96,409)	(9,142)	11,078	-	(217)	(15,611)	(12,748)	(621)	(1,507)	(4,530)	(75,421)	9,849	(195,479)
NET INCOME continuing operations	159,006	210,322	207,907	17,186	(22,672)	(24,994)	(891)	(11,309)	24,768	4,598	19,594	9,205	475,678	(605,333)	463,065
NET INCOME discontinued operations	(12,081)	-	-	-	-	-	-	-	-	-	-	-	(3,599)	26,189	10,509
NET INCOME	146,925	210,322	207,907	17,186	(22,672)	(24,994)	(891)	(11,309)	24,768	4,598	19,594	9,205	472,079	(579,144)	473,574
Attributed to shareholders of the parent company - continuing operations	159,005	210,322	207,907	-	(15,870)	-	(891)	(11,309)	24,768	4,598	19,594	9,205	463,597	(595,244)	475,681
Attributed to the controlling company's shareholders - discontinued operations	(12,080)	-	-	8,765	-	(20,295)	-	-	-	-	-	-	8,483	11,529	(3,599)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(6,803)	-	-	-	-	-	-	-	-	-	(6,803)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	8,421	-	(4,699)	-	-	-	-	-	-	-	4,573	8,295
EBITDA continuing operations	327,396	264,713	579,437	30,983	8,607	(17,362)	(706)	103,025	61,345	6,972	19,146	3,829	534,931	(617,930)	1,304,384

R$'000
Income Statement 2Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	562,635	244,823	3,629,900	259,932	34,222	-	-	206,235	177,682	7,868	9,967	915,223	-	(948,265)	5,100,224
Electricity sales to final customers	-	-	1,278,340	-	-	-	-	-	-	9	-	547,594	-	(362)	1,825,581
Electricity sales to distributors	547,537	-	58,326	-	33,986	-	-	205,659	177,679	7,859	-	389,430	-	(573,030)	847,446
Use of the main distribution and transmission grid (TUSD/ TUST)	-	205,379	1,233,874	-	-	-	-	-	-	-	9,800	-	-	(99,810)	1,349,244
Construction revenue	-	33,042	567,903	2,932	-	-	-	-	-	-	160	-	-	(2,932)	601,105
Fair value of assets from the indemnity for the concession	-	-	7,881	-	-	-	-	-	-	-	-	-	-	-	7,881
Distribution of piped gas	-	-	-	257,000	-	-	-	-	-	-	-	-	-	(257,000)	-
Sectoral assets and liabilities result	-	-	362,227	-	-	-	-	-	-	-	-	-	-	-	362,227
Other operating revenues	15,098	6,402	121,349	-	236	-	-	576	3	-	7	(21,801)	-	(15,130)	106,740
OPERATING COSTS AND EXPENSES	(354,953)	(97,536)	(3,320,743)	(208,133)	(23,093)	(172,927)	(523)	(141,491)	(111,439)	(4,788)	(2,430)	(905,322)	(5,651)	1,041,970	(4,307,060)
Energy purchased for resale	(26,242)	-	(1,496,129)	-	(520)	-	-	(5,663)	(22,252)	(138)	-	(897,232)	-	570,583	(1,877,592)
Charges of the main distribution and transmission grid	(99,879)	-	(615,533)	-	(5,765)	(8,709)	-	(15,906)	(39,371)	(323)	-	-	-	108,309	(677,178)
Personnel and management	(53,214)	(37,922)	(177,637)	(9,300)	(1,334)	(1,566)	-	(3,559)	(623)	(302)	(222)	(3,641)	(11,390)	10,863	(289,847)
Private pension and health plans	(11,777)	(8,203)	(42,159)	(1,451)	(40)	(166)	-	(488)	(88)	(23)	(31)	(471)	(2,338)	1,616	(65,618)
Materials	(2,348)	(1,399)	(15,753)	(249)	(38)	(18)	-	(178)	(611)	(3)	(89)	(24)	(103)	266	(20,547)
Raw material and supplies - energy production	(3,763)	-	-	-	-	(437)	-	-	-	-	-	-	-	437	(3,763)
Natural gas and supplies for gas business	-	-	-	(186,424)	-	-	-	-	-	-	-	-	-	186,424	-
Third-party services	(23,585)	(8,536)	(149,080)	(3,082)	(4,701)	(5,245)	(78)	(38,381)	(9,594)	(828)	(1,607)	(1,639)	(5,100)	21,220	(230,236)
Depreciation and amortization	(94,660)	(3,858)	(128,816)	(3,860)	(8,473)	(5,722)	(573)	(65,032)	(31,899)	(2,822)	(11)	(416)	(753)	(1,144)	(348,040)
Provisions and reversals	(10,396)	(7,116)	(59,687)	233	-	(150,469)	-	(164)	(2)	-	(4)	(784)	14,138	139,562	(74,689)
Construction cost	-	(25,430)	(567,903)	(2,932)	-	-	-	-	-	-	(160)	-	-	2,933	(593,493)
Other operating costs and expenses	(29,089)	(5,073)	(68,046)	(1,067)	(2,222)	(595)	128	(12,121)	(6,999)	(349)	(307)	(1,115)	(105)	904	(126,057)
EQUITY IN EARNINGS OF SUBSIDIARIES	67,526	74,806	-	-	-	-	-	6,512	-	-	-	-	441,152	(517,251)	72,745
EARNINGS BEFORE INCOME TAXES	275,208	222,093	309,157	51,799	11,129	(172,927)	(523)	71,256	66,243	3,080	7,537	9,901	435,501	(423,545)	865,908
FINANCIAL RESULTS	(104,819)	(70,459)	(93,260)	(424)	22,860	4,210	(337)	(31,300)	6,069	(1,646)	1,758	9,338	14,546	(3,782)	(247,245)
Financial income	29,558	16,054	138,693	7,452	54,776	5,843	103	35,954	6,228	(1,646)	2,444	9,406	18,212	(23,058)	300,019
Financial expenses	(134,377)	(86,512)	(231,953)	(7,876)	(31,916)	(1,633)	(440)	(67,253)	(159)	(0)	(685)	(68)	(3,667)	19,276	(547,264)
OPERATIONAL EXPENSES / INCOME	170,389	151,634	215,897	51,375	33,989	(168,717)	(860)	39,956	72,312	1,434	9,295	19,239	450,046	(427,326)	618,664
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(34,259)	(25,732)	(54,367)	(17,110)	(9,315)	(13,614)	-	(17,510)	(24,243)	(535)	(1,158)	(1,905)	(1,677)	32,335	(169,089)
NET INCOME continuing operations	136,130	125,902	161,530	34,265	24,674	(182,331)	(860)	22,446	48,069	900	8,137	17,334	448,369	(394,990)	449,575
NET INCOME discontinued operations	(111,039)	-	-	-	-	-	-	-	-	-	-	-	(130,577)	99,747	(141,869)
NET INCOME	25,091	125,902	161,530	34,265	24,674	(182,331)	(860)	22,446	48,069	900	8,137	17,334	317,792	(295,243)	307,706
Attributed to shareholders of the parent company - continuing operations	136,131	125,902	161,530	-	17,272	-	(860)	22,446	48,069	900	8,137	17,334	337,330	(425,821)	448,369
Attributed to the controlling company's shareholders - discontinued operations	(111,040)	-	-	17,475	-	(148,053)	-	-	-	-	-	-	(19,538)	130,578	(130,577)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	7,402	-	-	-	-	-	-	-	-	-	7,402
Attributed to non-controlling shareholders - discontinued operations	-	-	-	16,790	-	(34,278)	-	-	-	-	-	-	-	-	(17,488)
EBITDA continuing operations	369,868	225,950	437,973	55,659	19,602	(167,205)	50	136,288	98,142	5,902	7,548	10,317	436,254	(422,400)	1,213,949

RESULTS | 2Q24	36

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - June -2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,597,477	6,907,884	240,920	182,323	17,584	53,406	1,009,913	225,429	47,011	83,122	805,103	4,273,729	(1,919,065)	15,524,849
Cash and cash equivalents	2,052,223	2,198,544	21,476	138,714	639	47,090	868,061	163,953	41,469	55,698	326,002	1,438,993	(22,128)	7,330,747
Bonds and securities		2,213	-	-	-	794	-	-	-	-	2,611	91	-	5,709
Collaterals and escrow accounts	-	9	258	-	-	-	-	-	-	-	-	-	(258)	9
Customers	370,577	2,917,523	92,185	20,160	-	179	100,285	57,841	4,724	8,876	312,065	-	(290,784)	3,593,631
Dividends receivable	98,439	-	-	-	-	-	305	-	-	-	-	2,144,127	(2,179,091)	63,780
Sectorial financial assets		-	-	-		-	-	-	-	-	-	-	-	-
Account receivable related to concession	10,855	-	-	-	-	-	-	-	-	-	-	-	-	10,855
Contract Assets	253,049	-	-	-	-	-	-	-	-	16,607	-	-	-	269,656
Other current receivables	101,512	464,417	61,246	9,729	66	3,077	6,383	1,718	7	571	141,678	2,932	(75,917)	717,419
Inventories	36,268	118,213	5,699	1,275	-	-	4,375	-	-	205	-	-	(5,699)	160,336
Income tax and social contribution	106,219	68,656	3,534	11,976	14,672	2,117	21,448	549	569	978	14,313	152,186	(18,206)	379,011
Other current recoverable taxes	23,731	1,092,372	56,347	-	2,207	-	105	1,181	21	-	8,119	-	(58,551)	1,125,532
Prepaid expenses	7,441	37,183	175	469	-	149	6,281	187	221	187	295	1,375	(175)	53,788
Related parties	22,599	8,754	-	-	-	-	2,670	-	-	-	20	52,314	(85,523)	834
Assets held for sale	514,564	-	-	-	-	-	-	-	-	-	-	481,711	817,267	1,813,542
NON-CURRENT	20,194,071	16,657,206	788,275	601,097	376,527	101,815	7,945,608	397,294	190,362	493,969	499,082	21,188,354	(28,344,149)	41,089,511
Long Term Assets	5,838,077	7,554,674	85,553	96,875	98,102	15,283	641,917	22,282	1	493,678	488,785	470,303	(521,513)	15,284,017
Bonds and securities	142,638	634	-	-	-	-	316,692	17,125	-	4,604	-	-	-	481,693
Other temporary investments	-	-	-	-	-	14,646	-	-	-	-	-	30,920	-	45,566
Customers	-	91,396	-	-	-	-	-	-	-	-	-	-	-	91,396
Judicial deposits	44,988	195,754	277	-	38	72	86	-	-	-	15,554	132,851	(311)	389,309
Sectoral financial assets	-	72,043	-	-		-	-	-	-	-	-	-	-	72,043
Account receivable related to concession	873,224	2,230,475	-	-	-	-	-	-	-	-	-	-	-	3,103,699
Contract Assets	4,664,346	2,186,745	56,069	-	-	-	-	-	-	488,662	-	-	(63,168)	7,332,654
Other non-current receivables	30,262	41,919	29,207	2,508	-	-	-	4,011	-	412	473,160	19	(29,204)	552,294
Income tax and social contribution	515	60,845	-	704	-	-	-	-	-	-	71	-	-	62,135
Deferred income tax and social contribution	-	1,119,201	-	87,812	73,066	-	-	-	-	-	-	264,907	(73,066)	1,471,920
Other non-current recoverable taxes	82,104	1,555,662	-	-	24,998	565	222	1,146	1	-	-	41,606	(24,996)	1,681,308
Related parties	-	-	-	5,851	-	-	324,917	-	-	-	-	-	(330,768)	-
Investments	8,429,834	442	-	-	-	-	2,714,439	-	-	-	-	20,695,601	(28,317,838)	3,522,478
Property, plant and equipment, net	4,883,315	-	405	324,558	278,410	82,142	4,538,748	317,286	185,431	238	747	8,098	(278,814)	10,340,564
Intangible assets	959,093	8,930,332	682,954	178,962	15	772	7,548	57,686	4,930	53	5,371	7,192	793,381	11,628,289
Right to use an asset	83,752	171,758	19,363	702	-	3,618	42,956	40	-	-	4,179	7,160	(19,365)	314,163
TOTAL	23,791,548	23,565,090	1,029,195	783,420	394,111	155,221	8,955,521	622,723	237,373	577,091	1,304,185	25,462,083	(30,263,214)	56,614,360

Assets - December 2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,483,103	5,153,666	240,017	209,323	36,580	13,598	1,008,543	442,162	38,993	110,409	1,074,359	4,820,021	(1,915,044)	13,715,730
Cash and cash equivalents	1,008,767	626,708	101,437	166,544	22,354	3,290	831,553	353,241	34,999	83,343	294,762	2,231,413	(123,788)	5,634,623
Bonds and securities	-	-	-	-	-	4,670	-	-	-	-	-	93	-	4,763
Collaterals and escrow accounts	-	9	211	-	-	-	-	-	-	-	-	-	(211)	9
Customers	425,448	2,973,010	83,153	21,157	-	-	115,672	84,309	3,074	7,976	382,264	-	(334,893)	3,761,170
Dividends receivable	212,944	-	-	-	-	-	19,883	-	-	-	-	1,942,406	(2,079,664)	95,569
Sectorial financial assets	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	9,354	-	-	-	-	-	-	-	-	-	-	-	-	9,354
Contract Assets	268,260	-	-	-	-	-	-	-	-	16,356	-	-	-	284,616
Other current receivables	118,627	435,619	43,950	9,398	1	3,120	5,968	252	-	653	383,243	2,431	(53,530)	949,732
Inventories	37,923	131,927	5,383	264	-	16	4,375	16	-	205	-	-	(5,383)	174,726
Income tax and social contribution	150,720	1,259	5,326	10,217	13,909	1,937	19,316	2,586	491	1,644	13,516	113,532	(19,235)	315,218
Other current recoverable taxes	18,688	922,450	8	-	-	565	102	1,180	23	-	333	-	(6)	943,343
Prepaid expenses	11,334	37,807	549	1,743	316	-	8,631	578	406	232	241	1,897	(865)	62,869
Related parties	24,474	9,404	-	-	-	-	3,043	-	-	-	-	54	(35,639)	1,336
NON-CURRENT	196,564	-	-	-	-	-	-	-	-	-	-	528,195	738,170	1,462,929
Long Term Assets	20,868,273	16,677,461	783,607	594,827	386,787	49,078	8,125,742	452,885	196,589	491,174	750,631	20,538,876	(27,812,586)	42,103,344
Bonds and securities	5,886,631	8,229,821	73,274	83,192	98,157	593	609,417	18,922	224	490,861	740,114	611,187	(498,956)	16,343,437
Other temporary investments	136,591	1,005	-	-	-	-	330,401	16,388	-	4,410	1,937	-	-	490,732
Customers	-	-	-	-	-	-	-	-	-	-	-	31,728	-	31,728
Judicial deposits	-	105,259	-	-	-	-	-	-	-	-	-	-	-	105,259
Sectoral financial assets	94,368	380,433	61	-	41	593	81	-	218	-	15,647	143,371	(101)	634,712
Account receivable related to concession	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Contract Assets	855,222	1,954,679	-	-	-	-	-	-	-	-	-	-	-	2,809,901
Other non-current receivables	4,639,497	2,201,958	44,039	-	-	-	-	-	-	486,451	-	-	(51,500)	7,320,445
Income tax and social contribution	81,646	44,839	29,174	2,507	-	-	44	1,859	-	-	722,423	18	(29,170)	853,340
Deferred income tax and social contribution	508	66,123	-	1,301	-	-	-	-	-	-	71	-	-	68,003
Other non-current recoverable taxes	-	1,324,670	-	73,533	73,066	-	-	-	-	-	-	359,485	(73,066)	1,757,688
Prepaid expenses	78,799	2,135,382	-	-	25,050	-	178	675	6	-	36	41,078	(25,048)	2,256,156
Related parties	-	-	-	5,851	-	-	278,713	-	-	-	-	35,507	(320,071)	-
Investments	8,629,485	443	-	-	-	-	2,788,839	-	-	-	-	19,906,237	(27,813,207)	3,511,797
Property, plant and equipment, net	5,259,216	-	-	326,291	288,602	43,881	4,676,981	318,527	191,085	247	770	8,424	(288,603)	10,825,421
Intangible assets	1,028,600	8,317,327	699,697	184,539	28	911	7,267	115,436	5,280	66	5,784	6,336	798,818	11,170,089
Right to use an asset	64,341	129,870	10,636	805	-	3,693	43,238	-	-	-	3,963	6,692	(10,638)	252,600
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,583	1,824,990	25,358,897	(29,727,630)	55,819,074

RESULTS | 2Q24	37

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - June -24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,569,741	6,265,115	260,338	108,534	51,887	16,084	532,775	72,404	1,388	9,878	715,317	415,873	(2,107,147)	9,912,187
Social charges and accruals	255,627	536,259	9,924	514	703	-	2	-	-	-	5,577	26,088	(10,627)	824,067
Associated companies and parent company	5,800	11,814	-	-	-	50	27,990	632	168	204	361	1,913	(48,932)	-
Suppliers	310,701	1,654,567	66,324	3,139	5,515	14,787	66,049	25,388	490	1,381	295,289	7,664	(279,520)	2,171,774
Income Tax and Social Contribution payable	-	-	21	294	-	49	12,096	33,767	483	2,110	2,999	-	(21)	51,798
Other taxes	1,244	241,214	15,868	603	283	188	7,412	3,396	163	250	19,959	233	(16,151)	274,662
Loans and financing	665,042	746,589	-	-	-	-	123,683	-	-	4,892	-	-	-	1,540,206
Debentures	596,949	670,551	93,231	-	-	781	51,389	-	-	-	-	-	(93,231)	1,319,670
Dividends payable	1,529,433	310,904	68,746	-	45,386	-	7,852	-	-	-	258,986	9,097	(2,221,307)	9,097
Post employment benefits	24,834	67,011	-	-	-	-	-	-	-	-	128	4,391	-	96,364
Customer charges due	15,060	34,855	-	-	-	-	-	502	-	181	-	-	-	50,598
Research and development and energy efficiency	36,457	167,380	-	1,735	-	-	-	267	-	587	-	-	-	206,426
Payables related to concession	1,139	-	-	100,901	-	-	-	-	-	-	-	-	-	102,040
Sectorial financial liabilities	-	1,617,748	-	-	-	-	-	-	-	-	-	-	-	1,617,748
Other accounts payable	9,748	45,685	2,399	249	-	54	663	40	-	-	136	346	(2,399)	56,921
Other bills to pay	91,858	160,538	3,825	1,099	-	175	235,639	8,412	84	273	131,882	366,141	(3,819)	996,107
PIS and Cofins to be refunded to consumers		-					-			-			-	-
Provision for allocation of Pis and Cofins credits		-					-			-			-	-
Provisions for litigation	-		-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	25,849	-	-	-	-	-	-	-	-	-	-	-	568,860	594,709
NON-CURRENT	7,117,223	10,067,326	298,443	738,934	73,664	73,541	3,083,728	25,004	2,567	40,773	293,540	287,940	(434,192)	21,668,491
Associated companies and parent company	-	-	-	-	52,838	-	312,185	-	-	-	-	5,851	(370,874)	-
Suppliers	130,695	-	-	-	-	-	-	-	-	-	-	-	-	130,695
Deferred income tax and social contribution	1,245,295	-	19,058	1,365	-	146	25,560	16,313	1,041	17,387	95,219	-	267,307	1,688,691
Tax liabilities	-	321,402	14,717	-	-	-	-	-	-	-	-	-	(14,715)	321,404
Loans and financing	1,532,193	2,863	-	-	-	-	2,108,808	-	-	18,035	-	-	-	3,661,899
Debentures	3,191,501	6,355,489	165,666	-	-	69,673	466,430	-	-	-	-	-	(165,666)	10,083,093
Post-employment benefits	402,259	953,486	9,322	-	758	-	-	-	-	-	3,670	47,018	(10,080)	1,406,433
Research and development and energy efficiency	-	266,393	-	-	9,140	-	-	8,691	-	890	-	-	(9,140)	275,974
Payables related to the concession	63,895	-	-	727,226	-	-	-	-	-	-	-	-	-	791,121
Sectorial financial liabilities		-	-	-		-	-			-	-	-	-	-
Lease liability	79,819	137,117	18,615	494	-	3,722	45,920	-	-	-	4,300	7,300	(18,615)	278,672
Other payables	52,604	5,369	54,603	-	-	-	122,359	-	-	-	189,652	45,107	(99,436)	370,258
PIS/Cofins to be refunded to consumers		-					-			-			-	-
Provision for allocation of PIS and COFINS		1,541,990					-			-				1,541,990
Provisions for litigation	418,962	483,217	16,462	9,849	10,928	-	2,466	-	1,526	4,461	699	182,664	(12,973)	1,118,261
EQUITY	13,104,584	7,232,649	470,414	(64,048)	268,560	65,596	5,339,018	525,315	233,418	526,440	295,328	24,758,270	(27,721,875)	25,033,682
Attributable to controlling shareholders	13,104,584	7,232,649	470,414	(64,048)	268,560	65,596	5,339,018	525,315	233,418	526,440	295,328	24,758,270	(27,997,287)	24,758,270
Capital	6,242,757	5,372,206	220,966	35,503	425,662	78,785	5,176,068	409,509	223,913	275,161	237,210	12,821,758	(18,697,753)	12,821,758
Advance for Future Capital Increase							-			-
Capital reserves							-			-
Asset valuation adjustments	481,252	(163,951)	983	2,649	442	(1)	-	-	-	-	(1,097)	289,982	(320,277)	289,982
Legal Reserves	961,538	335,200	44,193	-	-	-	54,684	58,164	703	27,949	28,071	1,625,628	(1,510,502)	1,625,628
Profit retention reserve	4,745,688	1,239,409	68,141	-	-	-	443,457	-	-	186,658	4,377	9,000,506	(6,687,730)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated profit	673,349	449,785	136,131	(102,200)	(157,544)	(13,188)	(335,191)	57,642	8,802	36,672	26,767	1,020,396	(781,025)	1,020,396
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	275,412	275,412
TOTAL	23,791,548	23,565,090	1,029,195	783,420	394,111	155,221	8,955,521	622,723	237,373	577,091	1,304,185	25,462,083	(30,263,214)	56,614,360

														R$'000
Liabilities - December-23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,929,672	5,490,743	206,137	109,350	49,797	4,033	549,114	218,002	3,601	22,804	932,237	857,164	(2,063,223)	9,309,433
Social charges and accruals	290,601	597,160	9,452	369	702	-	64	-	-	-	8,736	30,608	(10,154)	927,538
Associated companies and parent company	5,967	11,950	-	-	-	54	30,356	865	238	286	379	1,841	(51,933)	-
Suppliers	318,600	1,605,111	58,010	3,984	5,684	3,754	68,712	23,045	586	976	381,520	4,529	(320,085)	2,154,430
Income Tax and Social Contribution payable	-	-	12,876	294	-	-	8,721	122,906	278	596	-	183	(12,876)	132,979
Other taxes	57,245	253,336	13,463	1,057	277	208	8,611	4,871	501	264	19,508	474	(13,734)	346,083
Loans and financing	174,260	375,135	-	-	-	-	120,930	-	-	5,656	-	-	-	675,980
Debentures	607,981	569,700	81,797	-	-	-	47,968	-	-	-	-	-	(81,797)	1,225,649
Dividends payable	1,274,433	460,904	24,314	-	43,134	-	40,397	55,460	1,552	14,151	185,341	464,147	(2,099,687)	464,147
Post employment benefits	22,124	59,742	-	-	-	-	-	-	-	-	125	3,842	-	85,833
Customer charges due	15,248	44,789	-	-	-	-	-	1,177	-	252	-	-	-	61,466
Research and development and energy efficiency	55,130	262,444	-	1,672	-	-	-	369	-	582	-	-	-	320,196
Payables related to concession	2,170	-	-	99,806	-	-	-	-	-	-	-	-	-	101,976
Sectorial financial liabilities	-	476,103	-	-	-	-	-	-	-	-	-	-	-	476,103
Other accounts payable	8,364	40,083	2,601	249	-	17	487	-	-	-	137	405	(2,601)	49,742
Other bills to pay	97,549	175,695	3,624	1,919	-	-	222,868	9,309	446	41	336,491	15,135	(3,620)	859,456
PIS and Cofins to be refunded to consumers	-	558,591	-	-	-	-	-	-	-	-	-	-	-	558,591
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	336,000	-	336,000
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	533,264	533,264
NON-CURRENT	7,673,539	9,557,520	302,821	730,939	55,959	4,321	3,080,497	42,991	2,710	46,555	550,547	615,579	(346,004)	22,317,974
Associated companies and parent company	-	-	-	-	35,616	-	265,157	-	-	-	-	5,851	(306,624)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,207,009	-	21,319	1,465	-	-	24,244	35,267	865	18,733	109,736	-	268,156	1,686,793
Tax liabilities	60,756	546,184	-	-	-	589	-	-	-	-	534	4,030	-	612,093
Loans and financing	2,106,275	375,585	-	-	-	-	2,164,987	-	-	20,390	-	-	-	4,667,237
Debentures	3,160,977	4,750,476	202,405	-	-	-	482,004	-	-	-	-	-	(202,405)	8,393,457
Post-employment benefits	398,594	948,724	8,608	-	718	-	-	-	-	-	3,555	47,537	(9,326)	1,398,410
Research and development and energy efficiency	-	224,996	-	-	8,690	-	-	7,724	-	757	-	-	(8,690)	233,478
Payables related to the concession	62,990	-	-	728,889	-	-	-	-	-	-	-	-	-	791,879
Sectorial financial liabilities	-	27,888	-	-	-	-	-	-	-	-	-	-	-	27,888
Lease liability	60,761	99,138	8,972	585	-	3,732	45,781	-	-	-	4,022	6,681	(8,972)	220,700
Other payables	49,539	1,559	45,086	-	-	-	96,018	-	-	17	431,938	25,297	(70,384)	579,070
PIS/Cofins to be refunded to consumers	-	173,135	-	-	-	-	-	-	-	-	-	-	-	173,135
Provision for allocation of PIS and Cofins credits	-	1,909,775	-	-	-	-	-	-	-	-	-	-	-	1,909,775
Provisions for litigation	435,495	500,060	16,431	-	10,935	-	2,306	-	1,845	6,658	762	526,183	(7,759)	1,492,916
EQUITY	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,318,403)	24,191,667
Attributable to controlling shareholders	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,623,917)	23,886,153
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,617,510)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	48,950	17,681	-	-	-	-	-	(66,631)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	498,183	(163,951)	983	2,844	442	(1)	-	-	-	-	(1,097)	307,049	(337,403)	307,050
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	5,045,688	1,239,409	136,905	-	-	-	443,457	-	-	186,658	4,377	9,000,505	(7,056,494)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,454	73,645	131,211	(404,235)	131,211
Accumulated profit	-	-	111,619	(74,486)	(108,493)	(11,312)	(286,635)	-	-	-	-	-	369,307	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	305,514	305,514
TOTAL	23,351,377	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,046	235,582	601,581	1,824,990	25,358,894	(29,727,630)	55,819,074

RESULTS | 2Q24	38

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-24	Jun-23	∆%	2Q24	2Q23	Δ%		1H24	1H23	Δ%

Copel DIS	5,137,853	5,044,797	1.8	5,526	5,797	(4.7)		11,384	11,452	(0.6)
Captive Market	5,137,652	5,044,479	1.8	5,359	4,930	8.7		11,112	10,080	10.2
Concessionaries and Licensees	2	2	-	25	24	4.2		49	46	6.2
CCEE (Assigments MCSD EN)	199	316	(37.0)	35	49	(28.6)		70	97	(28.3)
CCEE (MVE)	-	-	-	-	-	-		-	-	-
CCEE (MCP) [2]	-	-	-	107	794	(86.5)		154	1,229	(87.5)
Copel GeT	519	386	34.5	4,039	3,953	2.2		8,696	8,514	2.1
CCEAR (Copel DIS)	4	3	33.3	30	29	3.4		64	62	3.2
CCEAR (other concessionaries)	119	118	0.8	569	879	(35.3)		1,155	1,448	(20.2)
Free Customers	-	-	-	-	-	-		-	-	-
Bilateral Agreements (Copel Mercado Livre)	393	260	51.2	3,275	2,938	11.5		7,063	6,430	9.8
Bilateral Agreements [1]	3	5	(40.0)	42	38	10.5		92	192	(52.1)
CCEE (MCP) [2]	-	-	-	123	69	78.3		322	382	(15.7)
Wind Farms Complex	583	557	4.7	1,094	1,012	8.1		2,220	2,121	4.7
	15	15	-	30	29	3.4		65	52	25.0
CCEAR (other concessionaries)	541	512	5.7	627	489	28.2		1,195	969	23.3
CER	10	10	-	228	228	-		464	454	2.2
Bilateral Agreements (Copel Mercado Livre)	6	8	(25.0)	90	148	(39.2)		179	270	(33.7)
Bilateral Agreements	11	12	(8.3)	119	118	0.8		240	249	(3.6)
CCEE (MCP) [2]	-	-	-	-	-	-		77	127	(39.4)
Copel Mercado Livre	1,532	1,719	(10.9)	5,527	5,305	4.2		11,569	11,198	3.3
Free Customers	1,361	1,585	(14.1)	2,621	2,921	(10.3)		5,229	5,848	(10.6)
Bilateral Agreements (Group Companies)	6	16	(62.5)	129	68	89.7		283	68	316.2
Bilateral Agreements	165	118	39.8	2,747	2,219	23.8		5,960	5,039	18.3
CCEE (MCP) [2]	-	-	-	30	97	(69.1)		97	243	(60.1)
Total Copel	5,140,487	5,047,459	1.8	16,186	16,067	0.7		33,869	33,285	1.8
Eliminations (operations with Group companies)				3,554	3,212	10.6		7,334	7,119	3.0
Total Consolidated Copel				12,632	12,855	(1.7)	#	26,535	26,166	1.4
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Jun-24	Jun-23	Δ%	2Q24	2Q23	Δ%		1Q24	1Q23	Δ%
Residential	4,252,182	4,161,476	2.2	2,419	2,114	14.4		5,102	4,369	16.8
Industrial	68,966	69,454	(0.7)	3,227	3,143	2.7		6,251	6,092	2.6
Captive	67,486	68,260	(1.1)	451	499	(9.7)		885	973	(9.0)
Free	1,480	1,194	24.0	2,777	2,644	5.0		5,366	5,118	4.8
Commercial	444,675	435,017	2.2	1,860	1,677	10.9		3,808	3,374	12.9
Captive	442,703	433,450	2.1	1,211	1,108	9.3		2,514	2,276	10.5
Free	1,972	1,567	25.8	648	569	14.0		1,295	1,098	17.9
Rural	319,352	326,887	(2.3)	700	624	12.3		1,440	1,304	10.5
Captive	319,264	326,833	(2.3)	647	584	10.8		1,337	1,224	9.3
Free	88	54	63.0	53	40	33.0		103	80	28.8
Others	56,041	54,472	2.9	648	626	3.5		1,296	1,243	4.3
Captive	56,017	54,460	2.9	631	625	1.1		1,274	1,239	2.8
Free	24	12	100.0	17	2	857.9		22	4	529.0
Total Captive Market	5,137,652	5,044,479	1.8	5,359	4,930	8.7		11,112	10,081	10.2
Total Free Market	3,564	2,827	26.1	3,495	3,254	7.4		6,786	6,300	7.7
Supply to Concessionaries	7	7	-	259	238	8.7		499	460	8.5
Total Grid Market	5,141,223	5,047,313	1.9	9,113	8,423	8.2		18,396	16,841	9.2
Micro and Mini Distributed Energy Generation	361,460	277,977	30.0	(612)	(421)	45.1		(1,278)	(852)	50.0
Total Billed Market				8,501	8,001	6.2		17,118	15,989	7.1

RESULTS | 2Q24	39

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount Average MW	Jun-23	Jun-22	Δ%	Product Class*	Validity*
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	95	294.51	283.09	4.0%	SP100	07.01.2020	12.31.2040
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	7	318.47	305.81	4.1%	SP100	01.01.2018	12.31.2042
Auction - CCEAR 2015 - 2044 (HPP Colíder)	121	225.64	216.84	4.1%	SP89	01.01.2019	12.31.2044
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	35	234.60	224.93	4.3%	SP89	11.12.2018	11.11.2048
Auction - CCEAR 2009 - 2016 (Salto Caxias)			247.01	-	-	-	-
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	14	262.14		-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	14	274.92	265.11	3.7%	-	-	-
Total / Tariff Weighted Average Supply	285	256.13	233.45	9.7%	-	-	-
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount Average MW	Jun-23	Jun-22	Δ%
Itaipu [1]	493.2	244.25	247.70	-1.4%
Auction – CCEAR 2010 – H30	65.1	304.15	292.64	3.9%
Auction – CCEAR 2010 – T15 [2]	60.1	361.94	193.39	87.2%
Auction – CCEAR 2011 – H30	53.7	313.58	301.71	3.9%
Auction – CCEAR 2011 – T15 [2]	53.7	264.39	247.77	6.7%
Auction – CCEAR 2012 – T15 [2]	107.5	186.17	177.61	4.8%
Auction – CCEAR 2016 – T20 [2]	26.6	229.22	221.18	3.6%
Angra	97.7	356.25	339.88	4.8%
CCGF [3]	415.4	186.90	135.00	38.4%
Santo Antônio	128.3	194.61	187.24	3.9%
Jirau	213.5	171.22	164.75	3.9%
Others Auctions [4]	724.7	227.16	209.91	8.2%
Total / Average Purchuse Tariff	2,439.5	228.63	206.49	10.7%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Jun-23	Jun-22	Δ%

Industrial		555.88	504.17	10.3%
Residential		546.46	528.18	3.5%
Commercial		609.36	594.03	2.6%
Rural		596.42	544.95	9.4%
Other		597.68	409.25	46.0%
Retail Tariff supply average tariff		615.21	579.01	6.3%
Demand average tariff (R$/kW)		37.85	29.62	27.8%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

RESULTS | 2Q24	40

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
						R$'000
Electricity Purchased for Resale	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Purchase of energy in the regulated party - CCEAR	976,498	906,501	7.7	1,932,015	1,831,966	5.5
Itaipu Binacional	241,436	252,335	(4.3)	454,522	465,252	(2.3)
Câmara de Comercialização de Energia - CCEE	106,772	125,269	(14.8)	172,606	224,815	(23.2)
Micro and mini generators and customer repurchase	381,975	250,008	52.8	809,918	499,177	62.3
Proinfa	84,495	92,063	(8.2)	168,712	183,476	(8.0)
Bilateral Agreements	385,594	458,634	(15.9)	789,163	910,577	(13.3)
Fair value in the purchase and sale of energy	31,042	-	-	43,881	-	-
(-) PIS/Pasep and Cofins	(194,878)	(207,218)	(6.0)	(384,416)	(416,696)	(7.7)
TOTAL	2,012,934	1,877,592	7.2	3,986,401	3,698,567	7.8

						R$'000
Charges of the main distribution and transmission grid	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Itaipu transportation charges	56,470	39,257	43.8	109,586	75,969	44.3
System Service Charges - ESS	9,375	7,996	17.2	22,458	12,035	86.6
System usage charges	665,902	591,830	12.5	1,328,416	1,165,169	14.0
Charge reserve energy - EER	116,058	114,099	1.7	221,736	252,754	(12.3)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(87,521)	(76,004)	15.2	(173,838)	(152,291)	14.1
TOTAL	760,284	677,178	12.3	1,508,358	1,353,636	11.4

RESULTS | 2Q24	41

Exhibit III - ENERGY MARKET> ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET - Jun-24	2024	2025	2026	2027	2028
Own Resources GeT	2,084	2,062	2,068	2,071	2,079
GeT (1)	1,492	1,470	1,473	1,466	1,454
GPS (CCGF) (2)	73	73	73	73	73
Bela Vista + FDA	519	519	522	532	552
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	73	64	-	-	-
TOTAL OWN RESOURCES + SOLD	2,701	2,670	2,612	2,615	2,623
TOTAL SOLD	2,365	2,243	1,729	1,489	1,225
Sales (Regulated)	766	781	781	781	780
Sales (Regulated) %	28%	29%	30%	30%	30%
Sales (Free Market)	1,599	1,462	948	708	445
Sales (Free Market) %	60%	55%	37%	27%	17%
Total Available	334	427	882	1125	1396
Total Available (%)	12%	16%	33%	43%	53%
Avarege price of energy sold (R$)	175.71	172.36	179.33	184.88	198.13
Reference: June/24
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo and Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) The GPS CCGF RAG is not considered in the calculation of average prices.

RESULTS | 2Q24	42

Exhibit III - ENERGY MARKET> WIND POWER PRICES
Wind Farms - Sold	Auction ¹	Price (R$)²	Certification	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	307.89	P50	5.70	01.01.2013	12.31.2032
GE Farol S.A.		298.92	P50	9.10
GE Olho D’Água S.A.		298.92	P50	14.90
GE São Bento do Norte S.A.		298.92	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	302.11	P50	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		302.11	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		302.11	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		302.11	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	212.91	P50	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		212.91	P50	16.00
Ventos de Santo Uriel S.A.		211.26	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	250.44	P90	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		250.44	P90	9.10
UEE Guajiru S.A.		250.44	P90	8.30
UEE Jangada S.A.		250.44	P90	10.30
UEE Maria Helena S.A.		250.44	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		250.44	P90	10.60
UEE Potiguar S.A.		250.44	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	237.22	P90	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		237.22	P90	10.00
CGE São Bento do Norte III S.A.		237.22	P90	9.60
CGE São Miguel I S.A.		237.22	P90	8.70
CGE São Miguel II S.A.		237.22	P90	8.40
CGE São Miguel III S.A.		237.22	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	127.55	P90	8.20	01.01.2024	12.31.2043
Vila Maranhão I		127.55	P90	8.30
Vila Maranhão II		127.55	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		127.55	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	106.40	P90	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	130.12	P90	1.60	01.01.2025	12.31.2044
Jandaira II		130.12	P90	4.10
Jandaira III		130.12	P90	4.40
Jandaira IV		130.12	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	137.56	P90	11.70	01.01.2023	12.31.2042
Aventura III		137.56	P90	12.80
Aventura IV		137.56	P90	14.10
Aventura V		137.56	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	140.39	P90	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		140.39	P90	17.00
Santa Rosa & Mundo Novo III		140.39	P90	18.00
Santa Rosa & Mundo Novo IV		140.39	P90	7.50
Santa Rosa & Mundo Novo V		140.39	P90	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	206.52	-	13.10	07.01.2014	06.30.2034
Reduto		206.52	-	13.90
Santo Cristo		206.52	-	14.80
São João		206.52	-	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Jun/24 (Reference Jul/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

RESULTS | 2Q24	43

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23	2Q24	2Q23
Own Generation			5,389	3,628	682	703					6,071	4,331
Purchased energy	5,707	5,874	177	397	36	0	5,527	5,305	3,554	3,212	7,893	8,364
Copel Mercado Livre			93	68	36	0			129	68	0	0
Companies of the group	60	58					3,365	3,086	3,425	3,144	0	0
Itaipu	1,134	1,187						0			1,134	1,187
Auction – CCEAR	3,192	3,199						0			3,192	3,199
CCEE (MCP)	57			296				0			57	296
Angra	213	217									213	217
CCGF	933	1,092									933	1,092
Proinfa	105	103									105	103
Other (1)	13	18			0		2,162	2,209			2,175	2,227
Elejor								10			0	10
Dona Francisca			33	33							33	33
MRE Receipt			51								51	0
Avaiable	5,707	5,874	5,566	4,025	718	703	5,527	5,305	3,554	3,212	13,964	12,695
Captive Market	5,359	4,930									5,359	4,930
Concessionaires (2)	25	24									25	24
CCEE concessionaire supply (3)			42	38							42	38
CCEE (MCSD EN Assignments) (4)	35	49									35	49
CCEE (MVE) (5)											0	0
CCEE (MCP) (6)	107	794	123	69	-45	-63	30	97			215	897
Free Customers							2,621	2,921			2,621	2,921
Bilateral Agreements			0	0	119	118	2,747	2,219			2,866	2,337
Auction – CCEAR (7)			569	879	627	489					1,196	1368
MRE assignment (8)			1,527	72							1,527	72
CER (9)					228	228					228	228
Copel Mercado Livre			3,275	2,938	90	148			3,365	3,086	0	0
Companies of the group			30	29	30	29	129	68	189	126	0	0
Losses and Differences (10)	181	77			-331	-246					-150	-169

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	1H24	1H23	1H24	1H23	1H24	1H23	1H24	1H23	1H24	1H23	1H24	1H23
Own Generation	-	-	11,387	9,126	1,323	1,536	-	-			12,710	10,662
Purchased energy	11,857	12,011	263	444	194	106	11,569	11,198	7,648	6,987	16,235	16,772
Copel Mercado Livre	-	-	93	68	190	-	-	-	283	68	0	0
Companies of the group	124	113	-	-	-	106	7,241	6,700	7,365	6,919	0	0
Itaipu	2,268	2,361	-	-	-	-	-	-	-	-	2,268	2,361
Auction – CCEAR	6,582	6,557	-	-	-	-	-	-	-	-	6,582	6,557
CCEE (MCP)	239	-	-	296	-	-	-	-	-	-	239	296
Angra	426	432	-	-	-	-	-	-	-	-	426	432
CCGF	1,981	2,308	-	-	-	-	-	-	-	-	1,981	2,308
Proinfa	211	204	-	-	-	-	-	-	-	-	211	204
Other (1)	26	36	-	-	4	-	4,328	4,478	-	-	4,358	4,514
Elejor	-	-	-	-	-	-	-	20	-	-	0	20
Dona Francisca	-	-	66	66	-	-	-	-	-	-	66	66
MRE Receipt	-	-	104	14	-	-	-	-	-	-	104	14
Avaiable	11,857	12,011	11,650	9,570	1,517	1642	11,569	11,198	7,648	6,987	28,945	27,434
Captive Market	11,112	10,080	-	-	-	-	-	-	-	-	11,112	10,080
Concessionaires (2)	49	46	-	-	-	-	-	-	-	-	49	46
CCEE concessionaire supply (3)	-	-	88	85	-	-	-	-	-	-	88	85
CCEE (MCSD EN Assignments) (4)	70	97	-	-	-	-	-	-	-	-	70	97
CCEE (MVE) (5)	-	-	-	-	-	-	-	-	-	-	0	0
CCEE (MCP) (6)	154	1,229	322	382	32	64	97	243	-	-	605	1,918
Free Customers	-	-	-	-	-	-	5,229	5,848	-	-	5,229	5,848
Bilateral Agreements	-	-	4	106	240	249	5,960	5,039	-	106	6,204	5,288
Auction – CCEAR (7)	-	-	1,155	1,448	1,195	969	-	-	-	-	2,350	2417
MRE assignment (8)	-	-	2,954	1,057	-	-	-	-	-	-	2,954	1,057
CER (9)	-	-	-	-	464	454	-	-	-	-	464	454
Copel Mercado Livre	-	-	7,063	6,430	178	270	-	-	7,241	6,700	0	0
Companies of the group	-	-	64	62	61	52	283	68	407	181	1	1
Losses and Differences (10)	472	559	-	-	(653)	(416)	-	-	-	-	-181	143

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

RESULTS | 2Q24	44

Exhibit III - ENERGY MARKET> ENERGY FLOW

RESULTS | 2Q24	45

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2019	2020	2021	2022	2023	jun-24
Geração e Transmissão	1,620	1,533	1,523	1,487	1,477	1,407
Distribuição	4,964	4,641	4,430	4,257	4,203	4,058
Telecomunicações	412	355	-	-	-	-
Holding	61	96	169	84	83	77
Comercialização	38	42	44	47	41	42
Serviços	-	-	-	217	-	-
TOTAL	7,095	6,667	6,166	6,092	5,804	5,584

Cotrolated Staff List	2019	2020	2021	2022	2023	jun-24
Compagás	148	142	133	132	129	126
UEG Araucária	16	17	15	15	14	13
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Total Copel GET			6,318.3		2,802.1
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,573.9		2,939.8

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,062.2
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		532.6
Substation (amount)		8
TOTAL	TL	9,685		1,594.8
	Substation	53

DISTRIBUTION
Distribution lines (km)	212,926			Captive customers	5,137,652
Substations	396			Customers by distribution employee	1,266
Installed power substations (MVA)	12,088			DEC (in hundredths of an hour and minute)	5.82
Municipalities served	395			FEC (number of outages)	5.55
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,532
Energy sold (GWh)	5,527

RESULTS | 2Q24	46

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 1S24 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	11,231.2
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	10,987.6
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	3,137.8	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	3,191.0	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	3,289.8	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	624.2	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	436.9
- Copel GeT(30%)	78.0	31.1	187.3
Colíder(5)	300.0	178.1	662.8	01.30.2046
Guaricana(5)	36.0	16.1	82.1	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	221.6
Bela Vista(2)	29.8	18.6	72.3	01.02.2041
Cavernoso (5)	1.3	1.0	0.5	06.23.2033
Cavernoso II(5)	19.0	10.6	31.7	12.06.2050
Chaminé (5)	18.0	11.6	58.8	08.02.2028
Apucaraninha (5)	10.0	6.7	26.3	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	25.9	06.21.2032
São Jorge (5)	2.3	1.5	6.2	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	21.9
Marumbi	4.8	2.4	14.6	(6)
Chopim I	2.0	1.5	2.8	(3)
Melissa	1.0	0.6	1.2	(3)
Salto do Vau	0.9	0.6	3.2	(3)
Pitangui	0.9	0.1	0.2	(3)
Thermal Power Plant	20.0	17.7	2.3
Figueira	20.0	17.7	2.3	03.27.2019
Wind Power Plants	1,130.2	561.3	1,308.5
Eólica de Palmas (4)	2.5	0.4	1.3	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	89.0
GE Boa Vista S.A.	14.0	5.2	10.2	04.28.2046
GE Farol S.A.	20.0	8.8	19.0	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	31.0	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	28.9	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	154.4
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	22.6	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	21.6	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	19.7	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	25.2	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	18.3	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	32.0	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	15.2	04.09.2047
Complexo Eólico Cutia	180.6	71.4	197.9
UEE Cutia S.A.	23.1	9.6	26.8	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	25.1	05.11.2050
UEE Guajiru S.A.	21.0	8.3	20.1	01.05.2042
UEE Jangada S.A.	27.3	10.3	33.4	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	31.6	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	30.0	05.11.2050
UEE Potiguar S.A.	27.3	11.5	31.0	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	136.7
CGE São Bento do Norte I S.A.	23.1	10.1	26.5	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	27.0	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	22.4	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	20.3	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	20.2	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	20.3	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	189.9
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	34.1	01.14.2054
Vila Maranhão I	32.0	17.8	34.5	01.11.2054
Vila Maranhão II	32.0	17.8	34.8	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	32.2	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	54.3	12.06.2054
Complexo Jandaira	90.1	46.9	112.3
Jandaira I	10.4	5.6	16.2	04.02.2055
Jandaira II	24.3	12.3	30.2	04.02.2055
Jandaira III	27.7	14.8	36.7	04.02.2055
Jandaira IV	27.7	14.2	29.1	04.02.2055
Aventura [9]	105.0	65.0	186.2
Aventura II	21.0	13.1	37.2	06.05.2053
Aventura III	25.2	15.5	43.2	06.11.2053
Aventura IV	29.4	18.5	54.7	06.05.2053
Aventura V	29.4	17.9	51.0	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	240.8
Santa Rosa e Mundo Novo I	33.6	17.3	39.3	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	50.4	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	58.3	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	56.6	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	36.2	06.01.2053
TOTAL	6,018.7	2,646.9	12,542.0
(1) RAG of R$167.9 million, updated by Aneel's Resolution No. 3,353, of July 23, 2024.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021, 2932/2021  and  3.242/2023.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

RESULTS | 2Q24	47

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [6] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.3	3.4
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.0	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	53.2	28.0	(4)
Solar		2.3	-	1.1	-
Solar Paraná [5]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,222.0	643.9	555.2	292.9
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[4] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[5] Extension of Grant according to REH 3.242/2023.

RESULTS | 2Q24	48

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,815	662.6	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	17.0	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	2.8	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.6	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	45.3	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.3	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	8.1	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.7	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	13.3	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	28.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	160.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.7	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	28.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	27.0	03.04.2035
Subtotal Copel GeT [7]			3,705	45	15,737	1,062.2
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	17.0	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	25.6	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	138.8	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	71.7	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	47.7	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	70.7	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	161.1	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	532.6
Total			9,685	53	20,837	1,594.8
1 Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2024, according to REH 3.348/2024 - Technical Note No. 105/2024 – STR/ANEEL, of July 09, 2024. Considers investments that came into operation until 06/30/2024.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2024-2025 cycle, excluding the RBSE, according to REH 3,3348/2024, is R$ 148.3 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,348/2024 was published.
4 As of 10.31.2018, the APR was reduced by 50%.
5 The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
6 As of 07/09/2021, the APR was reduced by 50%.
7 Consolidated Result.
8 Equity Income.

RESULTS | 2Q24	49

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,137,652	1,068	395	13,8 kV	0	0	113,526
			34,5 kV	237	1,704	91,744
			69 kV	36	2,518	778
			88 kV	0	5	-
			138 kV	123	7,861	6,878
				396	12,088	212,926
Consumer-to-employee ratio DIS	2019	2020	2021	2022	2023	Jun-24
Captive Consumers	4,713,240	4,835,852	4,926,608	5,011,555	5,098,006	5,137,652
Copel Dis employees	4,964	4,641	4,430	4,257	4,203	4,058
Consum/Emp	949	1,042	1,112	1,177	1,213	1,266

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023	7.86	5.21
	Jun-24	8.52	5.55
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Jun-20	6.05%	6.04%	4.70%	2.17%	8.18%	7.03%
Jun-21	6.05%	5.93%	4.70%	4.34%	8.08%	7.92%
Jun-22	5.79%	5.73%	4.47%	4.54%	7.65%	7.68%
Jun-23	5.79%	5.78%	4.47%	4.55%	7.57%	7.61%
Jun-24	5.79%	6.11%	4.47%	4.41%	7.58%	7.55%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

RESULTS | 2Q24	50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 7, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.